Exhibit 99.1

Forward-Looking Statements
This report contains certain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements include, but are not limited to, statements regarding our or our management's expectations, hopes, beliefs, intentions or strategies regarding the future and other statements that are other than statements of historical fact. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.
In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:
•	changes in shipping industry trends, including charter rates, vessel values and factors affecting vessel supply and demand;
•	changes in seaborne and other transportation patterns;
•	changes in the supply of or demand for drybulk commodities, including drybulk commodities carried by sea, generally or in particular regions;
•	changes in the number of newbuildings under construction in the drybulk shipping industry;
•	changes in the useful lives and the value of our vessels and the related impact on our compliance with loan covenants;
•	the aging of our fleet and increases in operating costs;
•	changes in our ability to complete future, pending or recent acquisitions or dispositions;
•	our ability to achieve successful utilization of our expanded fleet;
•
changes to our financial condition and liquidity, including our ability to pay amounts that we owe and obtain additional financing to fund capital expenditures, acquisitions and other general corporate activities;

•
changes in our ability to leverage the relationships and reputation in the drybulk shipping industry of our third-party managers, V.Ships Limited, or V.Ships, our technical manager, and Fidelity Marine Inc., or Fidelity, our commercial manager;

•	changes in the availability of crew, number of off-hire days, classification survey requirements and insurance costs for the vessels in our fleet;
•	changes in our relationships with our contract counterparties, including the failure of any of our contract counterparties to comply with their agreements with us;
•	loss of our customers, charters or vessels;
•	damage to our vessels;
•	potential liability from future litigation and incidents involving our vessels;
•	our future operating or financial results;

•	our ability to continue as a going concern;
•	acts of terrorism and other hostilities;
•	changes in global and regional economic and political conditions;
•	changes in governmental rules and regulations or actions taken by regulatory authorities, particularly with respect to the drybulk shipping industry; and
•
other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission, or the Commission, including our most recent annual report on Form 20-F.

These factors are not necessarily all of the important factors that could cause actual results or developments to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. Consequently, there can be no assurance that actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements.
We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. If one or more forward-looking statements are updated, no inference should be drawn that additional updates will be made with respect to those or other forward-looking statements.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following operating and financial review and prospectus should be read in conjunction with our audited consolidated financial statements and related notes included herein. Unless the context indicates otherwise, references to the "Company", "we", "us" or "our" include Seanergy Maritime Holdings Corp. and any one or more of its subsidiaries or all such entities. This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements.

We use the term deadweight ton, or dwt, in describing the size of our vessels. Dwt, expressed in metric tons, each of which is equivalent to 1,000 kilograms, refers to the maximum weight of cargo and supplies that a vessel can carry. Capesize vessels range in size between 100,000 to 220,000 dwt. Supramax vessels range in size between 40,000 to 65,000 dwt. Unless otherwise indicated, all references in the report to "$" or "dollars" are to U.S. dollars.

Introduction
We are an international shipping company specializing in the worldwide seaborne transportation of drybulk commodities.  We currently own a fleet of ten drybulk carriers, comprised of eight Capesize vessels and two Supramax vessels, with a combined cargo-carrying capacity of approximately 1,503,369 dwt and an average age of approximately 8.2 years.
Factors Affecting Our Results of Operations
Due to economic conditions and operational difficulties, in 2012 we began restructuring discussions and settlement agreements with each of our lenders under our prior loan facility agreements. In March 2014, we completed our restructuring, following which we did not own any vessels.
In March 2015, we acquired the first vessel in our current fleet, a secondhand Capesize drybulk vessel, from an unaffiliated third party for $17.1 million. The acquisition was funded with proceeds from a senior secured loan, an unsecured convertible promissory note issued to an entity affiliated with our principal shareholder, who we refer to as our Sponsor, and the sale of common shares to our Sponsor. Between September and December of 2015, we acquired seven additional secondhand drybulk vessels, consisting of five Capesize and two Supramax vessels, from entities affiliated with our Sponsor for an aggregate purchase price of $183.4 million. These acquisitions were funded with proceeds from senior secured loans, a revolving convertible promissory note issued to an entity affiliated with our Sponsor, and the sale of common shares to our Sponsor.  Between November and December of 2016, we acquired two further secondhand Capesize vessels from an unaffiliated third party for an aggregate purchase price of $41.5 million. These acquisitions were funded with proceeds from a senior secured loan, a secured loan facility from an entity affiliated with our Sponsor and cash on hand.

On January 7, 2016, we effected a one-for-five reverse split of our common stock. The reverse stock split became effective and our common shares began trading on a split-adjusted basis on the Nasdaq Capital Market at the opening of trading on January 8, 2016. There was no change in the number of authorized shares or the par value of our common stock. All share and per share amounts disclosed herein give effect to this reverse stock split retroactively, for all periods presented.

Important Measures and Definitions for Analyzing Results of Operations

We use a variety of financial and operational terms and concepts. These include the following:

Ownership days. Ownership days are the total number of calendar days in a period during which we owned each vessel in our fleet. Ownership days are an indicator of the size of our fleet over a period and affect both the amount of revenues and the amount of expenses recorded during that period.

Available days. Available days are the number of ownership days less the aggregate number of days that our vessels are off-hire due to major repairs, dry-dockings, lay-up or special or intermediate surveys. The shipping industry uses available days to measure the aggregate number of days in a period during which vessels should be capable of generating revenues.

Operating days. Operating days are the number of available days in a period less the aggregate number of days that our vessels are off-hire for any reason, including off-hire days between successive voyages, as well as other unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

Fleet utilization. Fleet utilization is the percentage of time that our vessels were generating revenues, and is determined by dividing operating days by ownership days for the relevant period.

Fleet utilization excluding dry-docking and lay-up off-hire days. Fleet utilization excluding dry-docking and lay-up off-hire days is calculated by dividing the number of our fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding dry-docking and lay-up off-hire days to measure a company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, dry-dockings, special or intermediate surveys and lay-ups.

Off-hire. The period a vessel is not being chartered or is unable to perform the services for which it is required under a charter.

Drydocking.  We periodically dry-dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements.

Time charter. A time charter is a contract for the use of a vessel for a specific period of time during which the charterer pays substantially all of the voyage expenses, including port charges, bunker expenses, canal charges and other commissions. The vessel owner pays the vessel operating expenses, which include crew costs, provisions, deck and engine stores and spares, lubricants, insurance, maintenance and repairs. The vessel owner is also responsible for each vessel's dry-docking and intermediate and special survey costs. Time charter rates are usually fixed during the term of the charter. Prevailing time charter rates do fluctuate on a seasonal and year-to-year basis and may be substantially higher or lower from a prior time charter agreement when the subject vessel is seeking to renew the time charter agreement with the existing charterer or enter into a new time charter agreement with another charterer. Fluctuations in time charter rates are influenced by changes in spot charter rates.

Voyage charter.  A voyage charter is generally a contract to carry a specific cargo from a load port to a discharge port for an agreed-upon total amount. Under voyage charters, voyage expenses, such as port charges, bunker expenses, canal charges and other commissions, are paid by the vessel owner, who also pays vessel operating expenses.

TCE.  Time charter equivalent, or TCE, rate is defined as our net revenue less voyage expenses during a period divided by the number of our operating days during the period. Voyage expenses include port charges, bunker expenses, canal charges and other commissions.

Daily Vessel Operating Expenses. Daily Vessel Operating Expenses are calculated by dividing vessel operating expenses less pre-delivery expenses by ownership days for the relevant time periods. Vessel operating expenses include crew costs, provisions, deck and engine stores, lubricants, insurance, maintenance and repairs. Vessel operating expenses before pre-delivery expenses exclude one-time pre-delivery and pre-joining expenses associated with initial crew manning and supply of stores of Company's vessels upon delivery.

Principal Factors Affecting Our Business

The principal factors that affect our financial position, results of operations and cash flows include the following:

•	number of vessels owned and operated;
•	voyage charter rates;
•	time charter trip rates;
•	the nature and duration of our voyage charters;
•	vessels repositioning;
•	vessel operating expenses and direct voyage costs;
•	maintenance and upgrade work;
•	the age, condition and specifications of our vessels;
•	amount of debt obligations; and
•	financing costs related to debt obligations.

We are also affected by the types of charters we enter into.  Vessels operating on period time charters and bareboat time charters provide more predictable cash flows, but can yield lower profit margins than vessels operating in the spot charter market, either on trip time charters or voyage charters, during periods characterized by favorable market conditions.

Vessels operating in the spot charter market generate revenues that are less predictable, but can yield increased profit margins during periods of improvements in drybulk rates. Spot charters also expose vessel owners to the risk of declining drybulk rates and rising fuel costs in case of voyage charters. All of our vessels in 2014, 2015 and 2016 operated in the spot charter market, except for the Lordship that we acquired on November 30, 2016 and which has been employed on a short time charter under her previous ownership and is expected to be redelivered to us in June 2017.

Results of Operations

Year ended December 31, 2016 as compared to year ended December 31, 2015

(In thousands of U.S. Dollars, except for share and per share data)
	Year ended December 31,		Change
	2016	2015	Amount	%
Revenues:
Vessel revenue, net	34,662	11,223	23,439	209%

Expenses:
Direct voyage expenses	(21,008)	(7,496)	(13,512)	180%
Vessel operating expenses	(14,251)	(5,639)	(8,612)	153%
Management fees	(895)	(336)	(559)	166%
General and administrative expenses	(4,134)	(2,874)	(1,260)	44%
Depreciation and amortization	(9,087)	(1,903)	(7,184)	378%
Loss on bad debts	-	(30)	30	(100)%
Operating loss	(14,713)	(7,055)	(7,658)	109%
Other expenses:
Interest and finance costs	(9,851)	(1,859)	(7,992)	430%
Other, net	(25)	(42)	17	(40	) %
Total other expenses, net:	(9,876)	(1,901)	(7,975)	420%
Net loss before taxes	(24,589)	(8,956)	(15,633)	175%
Income taxes	(34)	-	(34)	-%
Net loss	(24,623)	(8,956)	(15,667)	175%

Net loss per common share, basic and diluted	(1.20)	(0.83)
Weighted average number of common shares outstanding, basic and diluted	20,553,007	10,773,404

Vessel Revenue, Net – The increase was attributable to the increase in operating days. We had 2,444 operating days in 2016 as compared to 598 operating days in 2015. We incurred 173 off-hire days for a vessel lay-up in 2016. In 2016, we acquired two vessels, with delivery dates of November 30 and December 13. In 2015 we acquired eight vessels, with the first vessel delivered on March 19, 2015 and the remaining seven vessels delivered between September 11, 2015 and December 7, 2015.

Direct Voyage Expenses – The increase was attributable to the increase in ownership days. We had 2,978 ownership days in 2016 as compared to 776 ownership days in 2015.

Vessel Operating Expenses – The increase was attributable to the increase in ownership days. However, the daily vessel operating expenses for 2016 were lower than those of 2015, as described below in section "Performance Indicators".

Management Fees – The increase was attributable to the increase in ownership days.

General and administrative expenses – The increase is mainly attributable to $0.5 million bonus compensation and $0.6 million of stock based compensation amortization for shares granted pursuant to our 2011 Equity Incentive Plan, compared to $0.2 million of respective stock based compensation amortization for 2015.

Depreciation and Amortization – The increase was attributable to the increase in ownership days.

Interest and Finance Costs – The increase was primarily attributable to our having higher outstanding indebtedness and a higher weighted average interest rate in 2016 compared to 2015. On March 17, 2015, we drew down $8.75 million under the first of our credit facilities, and we drew down $170.3 million under four other of our credit facilities between September 11, 2015 and December 7, 2015. Additionally, we drew down $44.8 million under two new credit facilities between October 2016 and December 2016. Furthermore, our indebtedness under the two convertible promissory notes we issued to Jelco Delta Holding Corp., or Jelco, a company affiliated with our Sponsor, was higher in 2016 as compared to 2015 due to additional drawdowns of $9.4 million during 2016 under the unsecured revolving convertible promissory note, dated September 7, 2015. The weighted average interest rate on our outstanding debt and convertible promissory notes for the years ended 2016 and 2015 was approximately 4.05% and 3.85%, respectively.

Year ended December 31, 2015 as compared to year ended December 31, 2014

(In thousands of U.S. Dollars, except for share and per share data)
	Year ended December 31,		Change
	2015	2014	Amount	%
Revenues:
Vessel revenue, net	11,223	2,010	9,213	458%

Expenses:
Direct voyage expenses	(7,496)	(1,298)	(6,198)	478%
Vessel operating expenses	(5,639)	(1,006)	(4,633)	461%
Management fees	(336)	(122)	(214)	175%
General and administrative expenses	(2,874)	(3,296)	422	(13)%
Depreciation and amortization	(1,903)	(3)	(1,900)	63,333%
Gain on restructuring	-	85,563	85,563	(100)%
Loss on bad debts	(30)	(38)	8	(21)%
Operating (loss) / income	(7,055)	81,810	(88,865)	(109)%
Other income / (expense):
Interest and finance costs	(1,859)	(1,463)	(396)	27%
Other, net	(42)	1	(43)	(4,300)%
Total other expenses, net:	(1,901)	(1,462)	(439)	30%
Net (loss) / income	(8,956)	80,348	(89,304)	(111)%

Net (loss) income per common share, basic and diluted	(0.83)	30.06
Weighted average number of common shares outstanding, basic	10,773,404	2,672,945
Weighted average number of common shares outstanding, diluted	10,773,404	2,672,950

Vessel Revenue, Net - The increase was attributable to the increase in operating days. We had 598 operating days in 2015 as compared to 142 operating days in 2014. In accordance with our financial restructuring plan, our four remaining vessels were sold in March 2014. By comparison, in 2015 we acquired eight vessels, with the first vessel delivered on March 19, 2015 and the remaining seven vessels delivered between September 11, 2015 and December 7, 2015.

Direct Voyage Expenses - The increase was attributable to the increase in ownership days. We had 776 ownership days in 2015 as compared to 268 ownership days in 2014.

Vessel Operating Expenses - The increase was attributable to the increase in ownership days.

Management Fees - The increase was attributable to the increase in ownership days.

Depreciation and Amortization - The increase was attributable to our acquiring our fleet of eight drybulk carriers in 2015. By comparison we effectively had no depreciation charges in 2014 for the four vessels we then owned until their disposal in March 2014, as those assets were classified as held for sale as of June 30, 2013, and thus the four vessels were no longer depreciated.

Gain on restructuring - In 2014 we recognized a gain of $85.6 million from the sale of our then four remaining vessels related to the loan facility agreement with Piraeus Bank. We had no similar gain in 2015.

Interest and Finance Costs - The increase was primarily attributable to our having higher outstanding indebtedness as a result of our drawing down a total of $194 million in 2015 under five credit facilities we entered into in 2015 for the acquisition of eight vessels as well as the two convertible promissory notes issued to Jelco. The weighted average interest rate on our outstanding debt for the years ended 2015 and 2014 was approximately 3.85% and 4.9%, respectively

Performance Indicators

The figures shown below are non-GAAP statistical ratios used by management to measure performance of our vessels. For the "Fleet Data" figures, there are no comparable US GAAP measures.

	Year Ended December 31,
Fleet Data:	2016	2015	2014

Ownership days	2,978	776	268
Available days(1)	2,741	724	268
Operating days(2)	2,444	598	142
Fleet utilization	82%	77%	53%
Fleet utilization excluding dry-docking off hire days	89%	83%	53%

Average Daily Results:
TCE rate(3)	$5,587	$6,232	$5,014
Daily Vessel Operating Expenses(4)	$4,618	$5,428	$3,754
(1)
During the year ended December 31, 2016, we incurred 173 off-hire days for a vessel lay-up and 64 off-hire days for two vessel surveys. During the year ended December 31, 2015, we incurred 52 off-hire days for vessel surveys.

(2)
During the year ended December 31, 2016, we incurred 287 off-hire days between voyages and 10 off-hires days due to other unforeseen circumstances. During the year ended December 31, 2015, we incurred 126 off-hire days between voyages and zero off-hires due to other unforeseen circumstances.

(3)
We include TCE rate, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with net revenues from vessels, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of TCE rate may not be comparable to that reported by other companies. The following table reconciles our net revenues from vessels to TCE rate.

(In thousands of US Dollars, except operating days and TCE rate)
	2016	2015	2014

Net revenues from vessels	$34,662	$11,223	$2,010
Voyage expenses	(21,008)	(7,496)	(1,298)
Net operating revenues	$13,654	$3,727	$712
Operating days	2,444	598	142
Daily time charter equivalent rate	$5,587	$6,232	$5,014

(4)
We include Daily Vessel Operating Expenses, a non-GAAP measure, as we believe it provides additional meaningful information in conjunction with vessel operating expenses, the most directly comparable U.S. GAAP measure, because it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance. Our calculation of Daily Vessel Operating Expenses may not be comparable to that reported by other companies. The following table reconciles our vessel operating expenses to Daily Vessel Operating Expenses.

(In thousands of US Dollars, except ownership days and Daily Vessel Operating Expenses)
	Year Ended December 31,
	2016	2015	2014

Vessel operating expenses	$14,251	$5,639	$1,006
Less: Pre-delivery expenses	(499)	(1,427)	-
Vessel operating expenses before pre-delivery expenses	13,752	4,212	1,006
Ownership days	2,978	776	268
Daily Vessel Operating Expenses	$4,618	$5,428	$3,754

Liquidity and Capital Resources

Our principal source of funds has been our operating cash inflows, long-term borrowings from banks and our Sponsor, and equity provided by the capital markets and our Sponsor. Our principal use of funds has primarily been capital expenditures to establish our fleet, maintain the quality of our drybulk vessels, comply with international shipping standards and environmental laws and regulations, fund working capital requirements, and make principal repayments and interest payments on our outstanding debt obligations.

Our funding and treasury activities are conducted in accordance to corporate policies to maximize investment returns while maintaining appropriate liquidity for both our short and long term needs. This includes arranging borrowing facilities on a cost-effective basis. Cash and cash equivalents are held primarily in U.S. dollars, with minimal amounts held in Euros.

As of December 31, 2016, we had cash and cash equivalents of $12.9 million, as compared to $3.3 million as of December 31, 2015.

Working capital is equal to current assets minus current liabilities, including the current portion of long-term debt. As of December 31, 2016, we had a working capital surplus of $1.1 million as compared to a working capital deficit of $1.0 million as of December 31, 2015. Our working capital primarily increased due to the net proceeds received from the sales of our securities during 2016, the increase in the amount we could borrow under the revolving convertible promissory note issued by us to Jelco dated September 7, 2015, offset by debt principal payments reclassified to current liabilities from non-current liabilities at December 31, 2016.

As of December 31, 2016, we had total indebtedness of $216 million, excluding unamortized financing fees, as compared to $178.5 million as of December 31, 2015. Our total indebtedness increased due to borrowings under our new loan agreements entered into with Northern Shipping Fund III LP, or NSF, and Jelco in 2016.

Since December 31, 2016, significant transactions impacting our liquidity and capital resources include:

On February 3, 2017, we entered into an Equity Distribution Agreement with Maxim Group LLC, or "Maxim", as sales agent, under which we may offer and sell, from time to time through Maxim up to $20 million of our common shares. We refer to this as the "public at-the-market offering". We will determine, at our sole discretion, the timing and number of shares to be sold pursuant to the Equity Distribution Agreement along with any minimum price below which sales may not be made.  Maxim will make any sales pursuant to the Equity Distribution Agreement using its commercially reasonable efforts consistent with its normal trading and sales practices. Sales of common shares may be made by means of ordinary brokers' transactions on the Nasdaq Capital Market, in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices. As of April 3, 2017, we have sold 2,019,675 of our common shares for an aggregate net proceeds of $1.9 million in connection with this public at-the-market offering. Maxim has received aggregate compensation of $0.1 million for such sales in the aggregate amount.

On March 7, 2017, we entered into a supplemental and a settlement agreement with Natixis to the secured term loan facility dated December 2, 2015.  Under the terms of the supplemental agreement the secured term loan will now be repayable in four installments: $2 million due April 28, 2017, $2 million due June 30, 2017, $3 million due September 29, 2017, and $32.4 million due May 2, 2018.  In addition, the supplemental agreement waives the application of the minimum required security cover requirement and all the financial covenant requirements under the secured term loan facility until the termination date of the loan, which is May 2, 2018. Under the terms of the settlement agreement, we have an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28 million, which includes any payments made in connection with the first three installment payments.  Upon such prepayment, the facility will be deemed satisfied in full.

On March 28, 2017, we entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, for a gross purchase price of $32.65 million. The vessel has cargo-carrying capacity of 179,213 deadweight tons, was built in 2012 at Hyundai in South Korea and is expected to be delivered by the end of May 2017. A deposit of $3.3 was paid with cash in hand on March 30, 2017.

On March 28, 2017, we entered into a $47.5 million secured loan agreement with Jelco. We refer to this as the Jelco Backstop Facility. Under the terms of the Jelco Backstop Facility, Jelco will make available this facility to us, in the event that we are not able to secure third party financing to partially fund the Natixis settlement agreement, as well as the balance purchase price of the 2012-built Capesize vessel that we agreed to purchase on March 28, 2017, each as described above. Specifically, Jelco will make available an advance of up to $18 million to partly refinance the repayment under the Natixis settlement agreement and an advance of up to $29.5 million to partly finance the new vessel acquisition. Each advance will be available up to the earlier of (i) May 2, 2018 and (ii) the date on which each advance is fully borrowed, cancelled or terminated. However, advances are subject to the satisfaction of certain customary conditions precedent as well as obtaining an independent third party fairness opinion for resetting the conversion price to be included in an amendment to the convertible promissory note dated September 7, 2015, issued by the Company to Jelco, and such conversion price to be amended to the lower of (i) the conversion price as defined in the note and (ii) a price determined by an independent third party that is determined to be fair to all the Company's shareholders. The facility bears interest at 3-month LIBOR plus a 7% margin. The loan is payable in one bullet payment fourteen months from the final drawdown date.  The facility will be secured by a first preferred mortgage of the Championship and the new vessel that we agreed to acquire and a general assignment to cover earnings, insurances, charterparties and requisition compensation and technical and commercial managers' undertakings. The vessel owning subsidiaries that own the Championship and the new vessel we have agreed to acquire will provide a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under the facility.

On March 28, 2017, we and Jelco entered into an eighth amendment to the revolving convertible promissory note issued by us to Jelco dated September 7, 2015, as amended, pursuant to which the Applicable Limit (as defined in such revolving convertible promissory note) will no longer be reduced by $3.1 million on September 7, 2017, and instead the Applicable Limit will only be reduced by $3.1 million each on September 7, 2018 and September 7, 2019.

Our short-term liquidity commitments primarily relate to debt and interest repayments of approximately $27.2 million under our credit facilities and convertible promissory notes due within one year of the date hereof (see "–Description of Indebtedness" and "Contractual Obligations"), our anticipated prepayment of $28 million in connection with the settlement of the Natixis loan facility and payment of the balance of $29.4 million in connection with our acquisition of a secondhand Capesize vessel that we expect to be delivered by the end of May 2017.  We expect to fund these commitments with cash on hand, cash inflows from operations, new loans with third parties, our existing at-the-market offering, and, if necessary, the Jelco Backstop Facility. Our cash flow projections indicate that cash on hand and cash to be provided by operating activities, along with proceeds from new debt financing and equity offerings, will be sufficient to cover the liquidity needs that become due in the twelve-month period ending one year after the financial statements' issuance.
Our long-term liquidity commitments primarily relate to the repayment of our long-term debt balances under our credit facilities, other than the Natixis Loan Facility, and convertible promissory notes issued to Jelco. Please see "–Description of Indebtedness."  We expect to fund these commitments with cash on hand, new loan, refinancing of existing financing arrangements and/or public and private debt and equity transactions in the capital markets.

Cash Flows

(In thousands of US Dollars)
	Year ended December 31,
	2016	2015	2014
Cash Flow Data:
Net cash used in operating activities	(15,339)	(4,737)	(14,858)
Net cash (used in) / provided by investing activities	(40,779)	(201,684)	105,895
Net cash provided by / (used in) financing activities	65,672	206,852	(91,239)

Year ended December 31, 2016, as compared to year ended December 31, 2015

Operating Activities: Net cash used in operating activities amounted to $15.3 million in 2016, consisting of net loss after non-cash items of $13.5 million plus an increase in working capital of $1.9 million. Net cash used in operating activities amounted to $4.7 million in 2015, consisting of net loss after non-cash items of $6.6 million plus a decrease in working capital of $1.9 million.

Investing Activities: The 2016 cash outflow resulted from payments of $40.8 million for the acquisition of two vessels during the year. The 2015 cash outflow resulted from payments of $201.7 million for the acquisition of eight vessels during the year.

Financing Activities: The 2016 cash inflow resulted from proceeds of $32 million obtained from the NSF loan facility, proceeds of $12.8 million obtained from the Jelco loan facility, proceeds of $22.6 million from common stock and warrants issuances and drawdowns of $9.4 million under the convertible promissory note issued to Jelco in September 2015 for the acquisition of two vessels and for working capital purposes, offset by debt repayments of $6.9 million with the respect to the Jelco loan facility, debt repayments of $0.65 million with respect to the March 2015 Alpha Bank loan facility and an increase of $3 million in restricted cash. The 2015 cash inflow primarily resulted from proceeds of $179 million obtained from our five loan agreements entered into in 2015, proceeds of $13.8 million from common stock issuances and drawdowns of $15.8 million under the convertible promissory notes issued to Jelco in 2015 for the acquisition of six vessels.

Year ended December 31, 2015, as compared to year ended December 31, 2014

Operating Activities: Net cash used in operating activities amounted to $4.7 million in 2015, consisting of net loss after non-cash items of $6.6 million plus a decrease in working capital of $1.9 million. Net cash used in operating activities amounted to $14.9 million in 2014, consisting of net loss after non-cash items of $5.2 million less an increase in working capital of $9.7 million.

Investing Activities: The 2015 cash outflow resulted from payments of $201.7 million for the acquisition of eight vessels during the year. The 2014 cash inflow primarily resulted from the sale of the then four remaining vessels in March 2014 in connection with the delivery and settlement agreement with Piraeus Bank to unwind the related credit facility.

Financing Activities: The 2015 cash inflow primarily resulted from proceeds of $179 million obtained from our five loan agreements entered into in 2015, proceeds of $13.8 million from common stock issuances and drawdowns of $15.8 million under the convertible promissory notes issued to Jelco in 2015 for the acquisition of six vessels. The 2014 cash outflow resulted mainly from $94.4 million of principal repayments of our debt that was partially offset by $3.2 million in proceeds from issuance of our common stock.

Description of Indebtedness

Credit Facilities
March 2015 Alpha Bank Loan Facility
On March 6, 2015, we entered into a $8.75 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Leadership. On December 23, 2015 and July 28, 2016, we and Alpha Bank A.E. entered into a first and second supplemental agreement, respectively, to the facility agreement. As amended to date, the facility provides as follows: The facility bears interest at LIBOR plus a margin of 3.75% and is repayable in twenty consecutive quarterly installments. The first four installments are $0.2 million each, the next installment is $0.25 million, the next four installments are $0.1 million each and the next eleven installments are $0.25 million each, with a final balloon payment of $4.55 million due on March 17, 2020. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of debt minus cash to market value adjusted total assets minus cash that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from July 1, 2017, the borrower shall ensure that the market value of the vessel plus any additional security to total facility outstanding shall not be less than 125%. The lender may accelerate the maturity of the facility and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of the covenants contained in the facility. The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of December 31, 2016, $7.5 million was outstanding under the facility, excluding the unamortized financing fees.
HSH Nordbank AG Loan Facility
On September 1, 2015, we entered into a $44.4 million senior secured loan facility with HSH Nordbank AG to finance the acquisition of the Geniuship and Gloriuship. On May 16, 2016 and February 23, 2017 we and HSH Nordbank AG entered into supplemental letter agreements to the facility agreement and related guarantee. As amended to date the facility provides as follows: the facility bears interest at LIBOR plus a margin between 3.25% and 3.6% and is repayable in twelve consecutive quarterly instalments of $1.0 million each, commencing on September 30, 2017, with a final balloon payment of $31.8 million due on June 30, 2020. Effective as of March 1, 2016, a mandatory prepayment of $3 million required under the facility is deferred to June 30, 2018. The borrowers under the facility are our two applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in two advances. On October 13, 2015, we drew the first advance of $27.6 million in order to finance the acquisition of the Geniuship. On November 3, 2015, we drew the second advance of $16.8 million in order to finance the acquisition of the Gloriuship. The facility is secured by a first priority mortgage over each of the vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an earnings account pledge agreement for each of the vessels, technical and commercial managers' undertakings, a shares security deed of the two borrowers' shares and a master agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, or sell vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of total liabilities (excluding any shareholders' convertible notes)  to total assets (less any activated goodwill) that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA (excluding any gains and losses on the disposal of subsidiaries or vessels and impairments on goodwill and vessels) to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, after April 30, 2018, the borrowers shall ensure that the market value of the Geniuship and Gloriuship plus any additional security to total facility outstanding and any Swap Exposure (as defined in the HSH Nordbank AG Loan Facility) not be less than 120%. The facility also places a restriction on the borrowers' ability to distribute dividends to Seanergy Maritime Holdings Corp., in case the market values of Geniuship and Gloriuship plus any additional security is less than 145% of total facility outstanding and the cash balance of the borrowers after distribution of dividends is less than $3 million. The $3 million condition on payment of dividends does not apply after June 30, 2018. As of December 31, 2016, $44.4 million was outstanding under the facility, excluding the unamortized financing fees.

UniCredit Bank AG Loan Facility
On September 11, 2015, we entered into a $52.7 million secured term loan facility with UniCredit Bank AG to partly finance the acquisition of the Premiership, Gladiatorship and Guardianship. On June 3, 2016, July 29, 2016, and March 7, 2017 we and UniCredit Bank AG entered into an amendment, a supplemental letter agreement and another supplemental letter agreement, respectively, to the facility agreement. As amended to date, the facility bears interest at LIBOR plus a margin of between 2.75% and 3.20%. Effective as of June 13, 2016, the margin is split into a cash portion and a capitalized portion. The capitalized portion of the margin will be repaid in full by June 30, 2017. The facility is repayable in fifteen consecutive quarterly instalments of $1.6 million each, commencing on June 26, 2017, with a final balloon payment of $29.4 million due on December 28, 2020. The borrowers under the facility are our three applicable vessel-owning subsidiaries, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility was made available in three tranches. On September 11, 2015, we drew the first tranche of $25.4 million to partly finance the acquisition of the Premiership. On September 29, 2015, we drew the second tranche of $13.6 million to partly finance the acquisition of the Gladiatorship. On October 21, 2015, we drew the third tranche of $13.6 million to partly finance the acquisition of the Guardianship. The facility is secured by a first preferred mortgage over each of the relevant vessels, a general assignment covering earnings, charter parties, insurances and requisition compensation for each of the vessels, an account pledge agreement for each of the vessels, technical and commercial managers' undertakings, a shares security deed of the three applicable vessel owning subsidiaries' shares and a hedging agreement assignment. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a Leverage Ratio (as defined in the Unicredit Bank AG Loan Facility) that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense (each as defined in the Unicredit Bank AG Loan Facility) that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from May 1, 2018, the borrowers shall ensure that the market value of the Premiership, Gladiatorship and Guardianship plus any additional security to total facility outstanding and the cost (if any) of terminating any transactions entered into under the Hedging Agreement (as defined in the Unicredit Bank AG Loan Facility) shall not be less than 120%. Moreover, from July 1, 2017 until September 30, 2017, the borrowers shall maintain in aggregate an additional $1.5 million as minimum liquidity. As of December 31, 2016, $53 million was outstanding under the facility, excluding the unamortized financing fees.
November 2015 Alpha Bank A.E. Loan Facility
On November 4, 2015, we entered into a $33.8 million secured floating interest rate loan facility with Alpha Bank A.E. to partly finance the acquisition of the Squireship. On July 28, 2016 we and Alpha Bank A.E. entered into a first supplemental agreement to the facility agreement, and on February 8, 2017, we and Alpha Bank A.E. agreed to an additional amendment to the facility.  As amended to date, the facility provides as follows: The facility bears interest at LIBOR plus a margin of 3.50% and is repayable in sixteen consecutive quarterly instalments of $0.8 million each, commencing on February 12, 2018, with a final balloon payment of $20.3 million due on November 10, 2021. The borrower under the facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first preferred mortgage over the vessel, a general assignment covering earnings, insurances, charter parties and requisition compensation, an account pledge agreement and technical and commercial managers' undertakings. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, engage in mergers, or sell vessel without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that we, on a consolidated basis, maintain (i) from June 30, 2018, a percentage ratio of debt minus cash to value market adjusted total assets minus cash that does not exceed 75%, (ii) from June 30, 2018, a ratio of EBITDA to net interest expense that is not less than 2:1, and (iii) liquidity in a specified amount. In addition, from April 1, 2018, the borrower shall ensure that the market value of Squireship plus any additional security to total facility outstanding shall not be less than 125%. The facility also restricts our ability to distribute dividends to our shareholders in excess of 50% of our net income except if our cash and marketable securities are equal or greater than the amount required to meet our debt service for the following eighteen-month period. As of December 31, 2016, $33.8 million was outstanding under the facility, excluding the unamortized financing fees.

Natixis Loan Facility
On December 2, 2015, we entered into a $39.4 million secured term loan facility with Natixis to partly finance the acquisition of the Championship.  On March 7, 2017, we and Natixis entered into a supplemental agreement and a settlement agreement to the loan facility.  As amended to date, the facility bears interest at LIBOR plus a margin of 2.50% and is repayable in four installments: $2.0 million due April 28, 2017, $2.0 million due June 30, 2017, $3.0 million due September 29, 2017 and $32.4 million due May 2, 2018.  Pursuant to the terms of a settlement agreement, we have an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28.0 million, which includes any payments made in connection with the first three installment payments.  Upon such prepayment, the facility will be deemed satisfied in full. The borrower under the Natixis Loan Facility is our applicable vessel-owning subsidiary, and the facility is guaranteed by Seanergy Maritime Holdings Corp. The facility is secured by a first priority mortgage over the vessel, a general assignment covering earnings, insurances and requisition compensation, an account pledge agreement, a commercial manager undertaking and a technical manager undertaking. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrower's ability to incur additional indebtedness, create liens, engage in mergers, or sell vessels without the consent of the relevant lenders. We have received waivers until May 2, 2018, the maturity date of the loan, for certain of the covenants that require ongoing compliance in future, including requirements that (i) we maintain a Leverage Ratio (as defined in the Natixis Loan Facility) that does not exceed 75%, (ii) we maintain a ratio of EBITDA to net interest expense (each as defined in the Natixis Loan Facility) that is not less than 2:1 and (iii) we maintain liquidity in a specified amount. In addition, we have received waiver from February 1, 2017 until May 2, 2018, the maturity date of the loan, for the market value of the Championship plus any additional security to total facility outstanding undertaking, which shall not be less than 120%. As of December 31, 2016, $39.4 million was outstanding under the facility, excluding the unamortized financing fees.
NSF Loan Facility
On November 28, 2016, we entered into a $32 million secured term loan facility with NSF to partly finance the acquisition of the Lordship and the Knightship. The facility bears fixed interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly instalments of $0.9 million each, commencing on March 13, 2019 and a final payment of $28.4 million due on December 13, 2019, which is the initial maturity date assuming that we do not choose to extend the facility for one or two maximum yearly periods as described below. The facility may only be extended twice so that the final maturity date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to two years from the initial maturity date is subject to an extension fee of 1.75% per extended year. The borrowers under the facility are our applicable vessel-owning subsidiaries. The facility is secured by first priority mortgages and general assignment covering earnings, insurances and requisition compensation over the Lordship and the Knightship, account pledge agreements, share pledge agreements of our two vessel-owning subsidiaries, a commercial manager undertaking and a technical manager undertaking. The facility also imposes certain operating and financing covenants. Certain of these covenants may significantly limit or prohibit, among other things, the borrowers' ability to incur additional indebtedness, create liens, engage in mergers, or sell vessels without the consent of the relevant lenders. Certain other covenants require ongoing compliance, including requirements that (i) the borrowers maintain restricted deposits of $3 million as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility, the first interest instalment commenced on March 13, 2017, (ii) the borrowers maintain an asset coverage ratio with respect to the additional vessels equal to at least 112.5% and (iii) the borrowers accumulate in each of their earnings accounts within three months from each advance relevant drawdown date, and maintain throughout the security period, a minimum amount of at least $0.25 million per additional vessel, or $0.5 million in total. The facility also places a restriction on each borrower's ability to distribute dividends to Seanergy Maritime Holdings Corp. or make any other form of distribution or effect any return of share capital if the borrower maintains a balance in its earnings account that when aggregated with a minimum liquidity amount is less than $1.0 million. As of December 31, 2016, $32 million was outstanding under the facility, excluding the unamortized financing fees.
Jelco Loan Facility
On October 4, 2016, we entered into a $4.2 million loan facility with Jelco to finance the initial deposits for the Lordship and the Knightship.  We refer to this as the Jelco Loan Facility.  On November 17, 2016 and November 28, 2016, we entered into amendments to the Jelco Loan Facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12.8 million (to partially finance the remaining payment for the Lordship and the Knightship) and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date. The maturity date may, at our option, be extended to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. The Jelco Loan Facility currently bears interest at LIBOR plus a margin of 7% and is repayable in one bullet payment together with accrued interest thereon to the maturity date. The margin may be increased by 1.5% if the maturity date is extended in accordance with the terms of the facility. Seanergy Maritime Holdings Corp. is the borrower under the Jelco Loan Facility. The Jelco Loan Facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the Lordship and the Knightship, and the vessel owning subsidiaries that own the Lordship and the Knightship have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility. As of December 31, 2016, $5.9 million was outstanding under the Jelco Loan Facility, excluding the unamortized financing fees.

Jelco Backstop Facility
On March 28, 2017, we entered into a $47.5 million secured loan agreement with Jelco. Under the terms of the Jelco Backstop Facility, Jelco will make available this facility to us, in the even that we are not able to secure third party financing to partially fund the Natixis settlement agreement and the balance of the purchase price of the 2012-built Capesize vessel that we agreed to purchase on March 28, 2017, each as described above. Specifically, Jelco will make available an advance of up to $18 million to partly refinance the repayment under the Natixis settlement agreement, as well as an advance of up to $29.5 million to partly finance the new vessel acquisition. Each advance will be available up to the earlier of (i) May 2, 2018 and (ii) the date on which each advance is fully borrowed, cancelled or terminated.  However, advances are subject to the satisfaction of certain customary conditions precedent as well as obtaining an independent third party fairness opinion for resetting the conversion price to be included in an amendment to the convertible promissory note dated September 7, 2015, issued by the Company to Jelco, and such conversion price to be amended to the lower of (i) the conversion price as defined in the note and (ii) a price determined by an independent third party that is determined to be fair to all the Company's shareholders. The facility bears interest at 3-month LIBOR plus a 7% margin. The loan is payable in one bullet payment fourteen months from the final drawdown date.  The facility will be secured by a first preferred mortgage of the Championship and the new vessel that we agreed to acquire and a general assignment to cover earnings, insurances, charter parties and requisition compensation and technical and commercial managers' undertakings. The vessel owning subsidiaries that own the Championship and the new vessel we have agreed to acquire will provide a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under the facility.
Convertible Promissory Notes

On March 12, 2015, we issued an unsecured convertible promissory note for $4.0 million to Jelco. The note is repayable in ten consecutive semi-annual installments of $0.2 million, along with a balloon installment of $2.0 million payable on the final maturity date, March 19, 2020. The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. We have the right to defer up to three consecutive installments to the balloon installment. As of the date hereof, we have deferred all three installments due for payment on March 19, 2016, on September 16, 2016, and March 17, 2017 to the final maturity date. At Jelco's option, the principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Jelco also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2016, $3.8 million was outstanding under the note.

On September 7, 2015, we issued an unsecured revolving convertible promissory note to Jelco for an amount up to $6.8 million, or the Applicable Limit. The note was subsequently amended eight times between December 2015 and March 2017.  As amended, the Applicable Limit has been raised to $21.2 million. The Applicable Limit will be reduced by $3.1 million each on September 7, 2018 and September 7, 2019. The aggregate outstanding principal is repayable on September 10, 2020, however, principal is also repayable earlier to the extent that the aggregate outstanding principal exceeds the Applicable Limit (as it may be reduced from time to time). The note bears interest at three-month LIBOR plus a margin of 5% with interest payable quarterly. At Jelco's option, our obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 (adjusted for the reverse stock split discussed above according to the terms of the convertible note) per share. Under the terms of the Jelco Backstop Facility, we have agreed that as a condition precedent to any advance, we will enter into an amendment to the note to reset the conversion price of the note to the lower of (i) the conversion price as defined in the note and (ii) a price determined by an independent third party that is determined to be fair to all the Company's shareholders.  Jelco has also received customary registration rights with respect to any shares received upon conversion of the note. As of December 31, 2016, $21.2 million was outstanding under the note.

Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2016:

(in thousands of U.S. Dollars)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Long-term debt and debt to related party	$216,030	$10,743	$78,342	$126,945	$-
Convertible promissory notes	24,965	3,300	7,000	14,665	-
Interest expense - long term debt and debt to related party	39,422	11,669	21,045	6,708	-
Interest expense - convertible promissory notes	4,983	1,493	2,575	915	-
Total	$285,400	$27,205	$108,962	$149,233	$-

Trend Information

Our results of operations depend primarily on the charter rates earned by our vessels. Over the course of 2016, the Baltic Dry Index (the "BDI") has been volatile, reaching an all-time low of 290 on February 10, 2016 while the high for the year of 1,257 was reached on November 18, 2016.

Over the past five years the size of the dry bulk fleet in dwt terms has grown by 42% while total seaborne dry bulk trade has grown by 15%. As a result of these supply and demand dynamics, the performance of the BDI has been characterized by high volatility over the past years. In 2015, the BDI averaged 718 points. It ranged from a low of 471 on December 16, 2015 to a high of 1,222 reached on August 5, 2015. In 2014, the BDI averaged 1,105 points. It ranged from a low of 723 reached on July 22, 2014 to a high of 2,113 on January 2, 2014. In 2013, the BDI averaged 1,206 points. It ranged from a low of 698 on January 2, 2013 to a high of 1,206 reached on December 12, 2013. In 2012, the BDI averaged 920 points. It ranged from a low of 647 on February 3, 2012 to a high of 1,624 reached on January 3, 2012. In 2011, the BDI averaged 1,549 points. It ranged from a low of 1,043 on February 4, 2011 to a high of 2,173 reached on October 14, 2011.

During 2016, demand for dry bulk transportation grew by 1.3%. Specifically, seaborne trade in iron ore grew by 3.6%, trade in grains grew by 3.6%, trade in minor bulks fell by 0.3% and coal trade volume remained approximately unchanged. At the same time, fleet supply grew by 2% in 2016. During the year, the Supramax fleet grew by 8.8% in terms of dwt while the Capesize fleet grew about 3.6% in terms of dwt. As of the end of 2016 the total order book for dry bulk vessels stood at about 11.18%, down from 17.3% of the fleet at the end of 2015. According to tentative projections, the total size of the dry bulk fleet is expected to rise by about 1.9% in 2017.

Since the second half of 2016 an improvement in dry bulk conditions has started to take place that has continued in 2017 and is being mainly driven by three factors:

•
Growing seaborne trade in iron ore, as major miners are increasingly concentrated in Australia and Brazil. Growing Brazil exports are especially significant for ton mile demand, as a typical roundtrip from Brazil to China may take up to three times as many days to complete as one from Australia to China. As a result, total iron ore ton-mile demand is estimated to have increased by 4.35% in 2016, which is more than the 3.6% increase in absolute traded volume.

•	Growing seaborne trade in coal, as mining capacity cuts in China led to increased imports.
•	The unusually low level of grain production seen in certain regions in 2016 is largely expected to reverse.

On March 21, 2017 the BDI reached a level of 1,200 and while the improvement in conditions may be transient it does seem like the lowest point of the cycle might be behind us.

Off-balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies and Estimates
Critical accounting policies are those that reflect significant judgments or uncertainties and potentially result in materially different results under different assumptions and conditions. We have described below what we believe are our most critical accounting policies, because they generally involve a comparatively higher degree of judgment in their application.

Impairment of long-lived assets

We review our long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions we consider indicators of a potential impairment for its vessels.

We determine undiscounted projected operating cash flows, for each vessel and compare it to the vessel's carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, we impair the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the peak years 2007-2008, available for each type of vessel) adjusted for commissions, expected off hires due to scheduled vessels' maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled vessels' maintenance.

Our assessment concluded that no impairment loss should be recorded as of December 31, 2016, 2015 and 2014.

Vessel depreciation

Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Up to September 30, 2015, management estimated the useful life of our vessels to be 30 years from the date of initial delivery from the shipyard. On October 1, 2015, we changed that estimate to 25 years. This change increased depreciation expense by $0.3 million (approximately $0.03 per share) for the year ended December 31, 2015. Salvage value is estimated by taking the cost of steel times the weight of the ship noted in lightweight ton, or LWT. Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. On October 1, 2015, we revised the salvage value of our vessels. This change increased depreciation expense by $0.2 million (approximately $0.02 per share) for the year ended December 31, 2015.

Recent Accounting Pronouncements
Please refer to Note 2 of the consolidated financial statements included herein.

Seanergy Maritime Holdings Corp.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of Seanergy Maritime Holdings Corp.

We have audited the accompanying consolidated balance sheets of Seanergy Maritime Holdings Corp. as of December 31, 2016 and 2015, and the related consolidated statements of income/(loss), stockholders' equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Seanergy Maritime Holdings Corp. at December 31, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young (Hellas) Certified Auditors-Accountants S.A.
April 4, 2017
Athens, Greece

Seanergy Maritime Holdings Corp.
Consolidated Balance Sheets
December 31, 2016 and 2015
 (In thousands of US Dollars, except for share and per share data)
	Notes	2016	2015
ASSETS
Current assets:
Cash and cash equivalents		12,858	3,304
Restricted cash	7	1,550	50
Accounts receivable trade, net		2,783	1,287
Inventories	4	4,049	2,980
Other current assets	5	1,089	657
Total current assets		22,329	8,278

Fixed assets:
Vessels, net	6	232,109	199,840
Office equipment, net		19	40
Total fixed assets		232,128	199,880

Other non-current assets:
Deferred charges		1,572	1,194
Restricted cash, non-current	7	1,500	-
Other non-current assets		5	-
TOTAL ASSETS		257,534	209,352

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Current portion of long-term debt, net of deferred finance costs	7	10,301	718
Current portion of convertible promissory notes	3	200	103
Trade accounts and other payables	8	6,350	5,979
Accrued liabilities		2,529	2,296
Deferred revenue		1,850	154
Total current liabilities		21,230	9,250

Non-current liabilities:
Long-term debt, net of current portion and deferred finance costs	7	198,497	176,787
Due to related parties, noncurrent	3	5,878	-
Long-term portion of convertible promissory notes	3	1,097	31
Total liabilities		226,702	186,068

Commitments and contingencies	10	-	-

STOCKHOLDERS EQUITY
Preferred stock, $0.0001 par value; 25,000,000 shares authorized; none issued		-	-
Common stock, $0.0001 par value; 500,000,000 authorized shares as at December 31, 2016 and 2015; 34,072,210 and 19,522,413 shares issued and outstanding as at December 31, 2016 and 2015, respectively	11	3	2
Additional paid-in capital	3	369,291	337,121
Accumulated deficit		(338,462)	(313,839)
Total Stockholders' equity		30,832	23,284
TOTAL LIABILITIES AND STOCKHOLDERS EQUITY		257,534	209,352

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Income/(Loss)
For the years ended December 31, 2016, 2015 and 2014
(In thousands of US Dollars, except for share and per share data)

	Notes	2016	2015	2014
Revenues:
Vessel revenue		35,983	11,661	2,075
Commissions		(1,321)	(438)	(65)
Vessel revenue, net		34,662	11,223	2,010
Expenses:
Direct voyage expenses		(21,008)	(7,496)	(1,274)
Vessel operating expenses		(14,251)	(5,639)	(1,006)
Voyage expenses - related party	3	-	-	(24)
Management fees - related party	3	-	-	(122)
Management fees		(895)	(336)	-
General and administration expenses		(4,134)	(2,804)	(2,987)
General and administration expenses - related party	3	-	(70)	(309)
Loss on bad debts		-	(30)	(38)
Amortization of deferred dry-docking costs		(556)	(38)	-
Depreciation		(8,531)	(1,865)	(3)
Gain on restructuring	1	-	-	85,563
Operating (loss) / income		(14,713)	(7,055)	81,810
Other income / (expenses), net:
Interest and finance costs	12	(7,235)	(1,460)	(1,463)
Interest and finance costs - related party	3 & 12	(2,616)	(399)	-
Interest and other income		20	-	14
Foreign currency exchange losses, net		(45)	(42)	(13)
Total other expenses, net		(9,876)	(1,901)	(1,462)
Net (loss) / income before income taxes		(24,589)	(8,956)	80,348
Income taxes		(34)	-	-
Net (loss) / income		(24,623)	(8,956)	80,348

Net (loss) / income per common share
Basic and diluted	13	(1.20)	(0.83)	30.06
Weighted average common shares outstanding
Basic	13	20,553,007	10,773,404	2,672,945
Diluted	13	20,553,007	10,773,404	2,672,950

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Stockholders' Equity
For the years ended December 31, 2016, 2015 and 2014
 (In thousands of US Dollars, except for share data)

	Common stock				Total stockholders'
	# of Shares	Par Value	Additional paid-in capital	Accumulated deficit	equity / (deficit)

Balance, January 1, 2014	2,391,854	-	294,535	(385,231)	(90,696)
Related parties liabilities released (Note 3)	-	-	9,819	-	9,819
Issuance of common stock (Note 11)	1,586,000	-	3,205	-	3,205
Net income for the year ended December 31, 2014	-	-	-	80,348	80,348
Balance, December 31, 2014	3,977,854	-	307,559	(304,883)	2,676
Issuance of common stock (Note 11)	15,355,559	2	13,819	-	13,821
Issuance of convertible promissory notes (Note 3)	-	-	15,765	-	15,765
Gain on extinguishment of convertible promissory notes (Note 3)	-	-	(200)	-	(200)
Stock based compensation (Note 14)	189,000	-	178	-	178
Net loss for the year ended December 31, 2015	-	-	-	(8,956)	(8,956)
Balance, December 31, 2015	19,522,413	2	337,121	(313,839)	23,284
Issuance of common stock and warrants (Note 11)	13,785,000	1	22,146	-	22,147
Issuance of convertible promissory notes (Note 3)	-	-	9,400	-	9,400
Stock based compensation (Notes 1 & 14)	764,797	-	624	-	624
Net loss for the year ended December 31, 2016	-	-	-	(24,623)	(24,623)
Balance, December 31, 2016	34,072,210	3	369,291	(338,462)	30,832

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Consolidated Statements of Cash Flows
For the years ended December 31, 2016, 2015 and 2014
 (In thousands of US Dollars)
	2016	2015	2014
Cash flows from operating activities:
Net (loss) / income	(24,623)	(8,956)	80,348
Adjustments to reconcile net (loss) / income to net cash used in operating activities:
Depreciation	8,531	1,865	3
Amortization of deferred dry-docking costs	556	38	-
Amortization of deferred finance charges	265	72	-
Amortization of convertible promissory note beneficial conversion feature	1,163	334	-
Gain on extinguishment of convertible promissory notes	-	(200)	-
Stock based compensation	624	178	-
Loss on bad debt	-	30	38
Gain on restructuring	-	-	(85,563)
Changes in operating assets and liabilities:
Accounts receivable trade, net	(1,496)	(1,287)	1,188
Inventories	(1,069)	(2,980)	61
Other current assets	(432)	(353)	661
Deferred charges	(934)	(1,232)	-
Other non-current assets	(5)	-	-
Trade accounts and other payables	371	5,715	(1,884)
Due to related parties	-	(105)	875
Accrued liabilities	14	1,990	(10,380)
Deferred revenue	1,696	154	(205)
Net cash used in operating activities	(15,339)	(4,737)	(14,858)
Cash flows from investing activities:
Acquisition of vessels	(40,779)	(201,684)	-
Net proceeds from sale of vessels	-	-	105,959
Additions to office furniture & equipment	-	-	(64)
Net cash (used in) / provided by investing activities	(40,779)	(201,684)	105,895
Cash flows from financing activities:
Net proceeds from issuance of common stock and warrants	22,606	13,820	3,204
Proceeds from long term debt	32,000	179,047	-
Proceeds from convertible promissory notes	9,400	15,765	-
Proceeds from related party debt	12,800	-	-
Repayments of related party debt	(6,900)	-	-
Payments of financing costs	(584)	(930)	-
Repayments of long term debt	(650)	(600)	(94,443)
Repayments of convertible promissory notes	-	(200)	-
Restricted cash (retained)/released	(3,000)	(50)	-
Net cash provided by / (used in) financing activities	65,672	206,852	(91,239)
Net increase / (decrease) in cash and cash equivalents	9,554	431	(202)
Cash and cash equivalents at beginning of period	3,304	2,873	3,075
Cash and cash equivalents at end of period	12,858	3,304	2,873
SUPPLEMENTAL CASH FLOW INFORMATION
Cash paid for interest	7,973	855	10,557

The accompanying notes are an integral part of these consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

1.	Basis of Presentation and General Information:
Seanergy Maritime Holdings Corp. (the "Company" or "Seanergy") was formed under the laws of the Republic of the Marshall Islands on January 4, 2008, with executive offices located in Athens, Greece. The Company provides global transportation solutions in the dry bulk shipping sector through its vessel-owning subsidiaries.
On January 8, 2016, the Company's common stock began trading on a split-adjusted basis, following a December 22, 2015 approval from the Company's Board of Directors to reverse split the Company's common stock at a ratio of one-for-five. All share and per share amounts disclosed in the consolidated financial statements and notes give effect to this reverse stock split retroactively, for all periods presented.
The accompanying consolidated financial statements include the accounts of Seanergy Maritime Holdings Corp. and its subsidiaries (collectively, the "Company" or "Seanergy").
a.	Disposal of Vessels:
On March 11, 2014, the Company closed on its delivery and settlement agreement with its then remaining lender for the sale of its then four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan facilities. The Company provided a corporate guarantee for these facilities. In exchange for the sale, approximately $145,597 of outstanding debt and accrued interest were discharged and the Company's guarantee was fully released.

For the year ended December 31, 2014, the Company recognized a gain from the sale of the four remaining vessels under the facility agreements with its then remaining lender of $85,563.
b.	Going Concern:
As of December 31, 2015, the Company reported a working capital deficit of $972 and its cash flow projections indicated that cash on hand and cash provided by operating activities might not be sufficient to cover the liquidity needs that became due in the twelve-month period ending December 31, 2016. Those conditions had raised substantial doubt about the entity's ability to continue as a going concern.
Principal conditions and events that would warrant consideration in the Company's evaluation of its ability to continue as a going concern are:

a)
Natixis loan facility payments of $7,000 due within one year after the date that the financial statements are issued or $28,000 due by September 29, 2017, as per the March 7, 2017 settlement agreement (Note 15).

b)	Scheduled debt repayments of approximately $12,200 due within one year after the date that the financial statements are issued, excluding the Natixis loan facility.
c)	Scheduled repayments of $3,500 due within one year after the date that the financial statements are issued under the convertible notes issued to Jelco.
d)	Agreement dated March 28, 2017 for the acquisition of a secondhand Capesize vessel, at a gross purchase price of $32,650 that is expected to be delivered until the end of May 2017 (Note 15).
e)
Estimated interest expense payments of approximately $19,800 due within one year after the date that the financial statements are issued under the Company's loan facilities and the convertible notes issued to Jelco.

f)	Restricted cash requirements and minimum liquidity requirements as per loan agreements.

Management evaluated the likelihood, magnitude and timing of these conditions and events in relation to its ability to meet its obligations. Other than the Natixis loan facility payments and the planned vessel acquisition, the remaining conditions and events which translate to relatively increased working capital requirements, can be covered by cash available and cash that is expected to be generated from operations, which management believes will be sufficient for this purpose. Furthermore, the Company believes that it is probable that it will successfully fully satisfy the Natixis settlement agreement by September 29, 2017, for the amount of $28,000. The Company also believes that it is probable that it will be successful in obtaining financing for the planned vessel acquisition for the amount of $32,650.
Management's plans, which have been fully implemented, to address these conditions and events are:

a)
On March 28, 2017, the Company entered into a $47,500 loan agreement with Jelco. Under the terms of this agreement, Jelco will make available this facility to the Company, to the extent that the Company is unable to secure third party financing to partially fund the Natixis settlement agreement and the balance purchase price of the vessel that the Company agreed to purchase on March 28, 2017 (Note 15).

b)
The Company has deferred the applicable limit reduction of $3,100 due in September 2017 to the note's maturity date in September 2020 under the convertible note issued to Jelco in September 2015 (Note 15).

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
c)	The Company has raised net proceeds of approximately $1,873 under its public at-the-market offering as of April 3, 2017 (Note 15).
d)	Subsequent to year end, the Company has entered into agreements with some of its senior lenders for the waiver and deferral of the application date of certain major financial covenants (Note 15).

Taking into consideration the mitigating effects of the Company's fully implemented plans and the Company's projections of cash to be provided by its operating activities for the period up to one year after the date that the financial statements are issued, the relevant conditions and events that raised substantial doubt were resolved and the substantial doubt about the Company's ability to continue as a going concern is alleviated.

c.	Subsidiaries in Consolidation:
Seanergy's subsidiaries included in these consolidated financial statements as of December 31, 2016, are as follows:
Company	Country of Incorporation	Vessel name	Date of Delivery	Date of Sale/Disposal
Seanergy Management Corp.(1) (3)	Marshall Islands	N/A	N/A	N/A
Seanergy Shipmanagement Corp.(1) (3)	Marshall Islands	N/A	N/A	N/A
Sea Glorius Shipping Co.(1)	Marshall Islands	Gloriuship	November 3, 2015	N/A
Sea Genius Shipping Co.(1)	Marshall Islands	Geniuship	October 13, 2015	N/A
Leader Shipping Co.(1)	Marshall Islands	Leadership	March 19, 2015	N/A
Premier Marine Co.(1)	Marshall Islands	Premiership	September 11, 2015	N/A
Gladiator Shipping Co.(1)	Marshall Islands	Gladiatorship	September 29, 2015	N/A
Guardian Shipping Co.(1)	Marshall Islands	Guardianship	October 21, 2015	N/A
Champion Ocean Navigation Co.(1)	Liberia	Championship	December 7, 2015	N/A
Squire Ocean Navigation Co.(1)	Liberia	Squireship	November 10, 2015	N/A
Emperor Holding Ltd.(1)	Marshall Islands	N/A	N/A	N/A
Knight Ocean Navigation Co.(1)	Liberia	Knightship	December 13, 2016	N/A
Lord Ocean Navigation Co.(1)	Liberia	Lordship	November 30, 2016	N/A
Pembroke Chartering Services Limited (4)	Malta	N/A	N/A	N/A
Martinique International Corp.(1)	British Virgin Islands	Bremen Max	September 11, 2008	March 7, 2014
Harbour Business International Corp.(1)	British Virgin Islands	Hamburg Max	September 25, 2008	March 10, 2014
Maritime Capital Shipping Limited (1)	Bermuda	N/A	N/A	N/A
Maritime Capital Shipping (HK) Limited (3)	Hong Kong	N/A	N/A	N/A
Maritime Glory Shipping Limited (2)	British Virgin Islands	Clipper Glory	May 21, 2010	December 4, 2012
Maritime Grace Shipping Limited (2)	British Virgin Islands	Clipper Grace	May 21, 2010	October 15, 2012
Atlantic Grace Shipping Limited (5)	British Virgin Islands	N/A	N/A	N/A

(1) Subsidiaries wholly owned
(2) Vessel owning subsidiaries owned by Maritime Capital Shipping Limited (or "MCS")
(3) Management company
(4) Chartering services company
(5) Dormant company

2.	Significant Accounting Policies:
(a)	Principles of Consolidation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and include the accounts and operating results of Seanergy and its wholly-owned subsidiaries where Seanergy has control. Control is presumed to exist when Seanergy through direct or indirect ownership retains the majority of voting interest. In addition, Seanergy evaluates its relationships with other entities to identify whether they are variable interest entities and to assess whether it is the primary beneficiary of such entities. If the determination is made that the Company is the primary beneficiary, then that entity is included in the consolidated financial statements. The Company deconsolidates a subsidiary or derecognizes a group of assets when the Company no longer controls the subsidiary or group of assets, and a gain or loss is recognized. When the Company does not have a controlling interest in an entity, but exerts a significant influence over the entity, the Company applies the equity method of accounting. All significant intercompany balances and transactions and any intercompany profit or loss on assets remaining with the Group have been eliminated in the accompanying consolidated financial statements.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
A parent company deconsolidates a subsidiary or derecognizes a group of assets when that parent company no longer controls the subsidiary or group of assets specified in ASC 810-10-40-3A. When control is lost, the parent-subsidiary relationship no longer exists and the parent derecognizes the assets and liabilities of the qualifying subsidiary or group of assets. The Financial Accounting Standards Board ("FASB") concluded that the loss of control and the related deconsolidation of a subsidiary or derecognition of a group of assets specified in ASC 810-10-40-3A is a significant economic event that changes the nature of the investment held in the subsidiary or group of assets. Based on this consideration, a gain or loss is recognized upon the deconsolidation of a subsidiary or derecognition of a group of assets.
(b)	Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates include evaluation of relationships with other entities to identify whether they are variable interest entities, determination of vessel useful lives, allocation of purchase price in a business combination, determination of vessels impairment and determination of goodwill impairment.
(c)	Foreign Currency Translation
Seanergy's functional currency is the United States dollar since the Company's vessels operate in international shipping markets and therefore primarily transact business in US Dollars. The Company's books of accounts are maintained in US Dollars. Transactions involving other currencies are translated into the United States dollar using exchange rates, which are in effect at the time of the transaction. At the balance sheet dates, monetary assets and liabilities, which are denominated in other currencies, are translated to United States dollars at the foreign exchange rate prevailing at year-end. Gains or losses resulting from foreign currency translation are reflected in the consolidated statement of income/(loss).
(d)	Concentration of Credit Risk
Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents and trade accounts receivable. The Company places its cash and cash equivalents, consisting mostly of deposits, with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of the financial institutions in which it places its deposits. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition.
(e)	Cash and Cash Equivalents
Seanergy considers time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.
(f)	Restricted Cash
Restricted cash is excluded from cash and cash equivalents. Restricted cash represents minimum cash deposits or cash collateral deposits required to be maintained with certain banks under the Company's borrowing arrangements or in relation to bank guarantees issued on behalf of the Company, which are legally restricted as to withdrawal or use. In the event that the obligation relating to such deposits is expected to be terminated within the next twelve months, these deposits are classified as current assets; otherwise they are classified as non-current assets.
(g)	Accounts Receivable Trade, Net
Accounts receivable trade, net at each balance sheet date, includes receivables from charterers for hire, freight and demurrage billings, net of a provision for doubtful accounts. At each balance sheet date, all potentially uncollectible accounts are assessed individually for purposes of determining the appropriate provision for doubtful accounts. The provision for doubtful accounts at December 31, 2016 and 2015 amounted to $43 and $43, respectively.
(h)	Inventories
Inventories consist of lubricants and bunkers which are stated at the lower of cost or market value. Cost is determined by the first in, first out method.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(i)	Insurance Claims
The Company records insurance claim recoveries for insured losses incurred on damage to fixed assets and for insured crew medical expenses and for legal fees covered by directors' and officers' liability insurance. Insurance claim recoveries are recorded, net of any deductible amounts, at the time the Company's fixed assets suffer insured damages or when crew medical expenses are incurred, recovery is probable under the related insurance policies, the claim is not subject to litigation and the Company can make an estimate of the amount to be reimbursed. The classification of the insurance claims into current and non-current assets is based on management's expectations as to their collection dates.
(j)	Vessels
Vessels acquired as a part of a business combination are recorded at fair market value on the date of acquisition. Vessels acquired as asset acquisitions are stated at historical cost, which consists of the contract price less discounts, plus any material expenses incurred upon acquisition (delivery expenses and other expenditures to prepare for the vessel's initial voyage). Vessels acquired from entities under common control are recorded at historical cost. Subsequent expenditures for conversions and major improvements are capitalized, when they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
(k)	Vessel Depreciation
Depreciation is computed using the straight-line method over the estimated useful life of the vessels, after considering the estimated salvage value. Up to September 30, 2015, management estimated the useful life of the Company's vessels to be 30 years from the date of initial delivery from the shipyard. On October 1, 2015, the Company changed that estimate to 25 years. This change increased depreciation expense by $289 (approximately $0.03 per share) for the year ended December 31, 2015. Salvage value is estimated by the Company by taking the cost of steel times the weight of the ship noted in lightweight ton ("LWT"). Salvage values are periodically reviewed and revised to recognize changes in conditions, new regulations or other reasons. Revisions of salvage values affect the depreciable amount of the vessels and affects depreciation expense in the period of the revision and future periods. On October 1, 2015, the Company revised the salvage value of its vessels. This change increased depreciation expense by $235 (approximately $0.02 per share) for the year ended December 31, 2015.
(l)	Impairment of Long-Lived Assets (Vessels)
The Company reviews its long-lived assets for impairment whenever events or changes in circumstances, such as undiscounted projected operating cash flows, business plans to dispose a vessel earlier than the end of its useful life and prevailing market conditions, indicate that the carrying amount of the assets may not be recoverable. The volatile market conditions in the dry bulk market with decreased charter rates and decreased vessel market values are conditions that the Company considers indicators of a potential impairment for its vessels.
The Company determines undiscounted projected operating cash flows, for each vessel and compares it to the vessel's carrying value. When the undiscounted projected operating cash flows expected to be generated by the use of the vessel and its eventual disposition are less than its carrying amount, the Company impairs the carrying amount of the vessel. Measurement of the impairment loss is based on the fair value of the asset as determined by independent valuators. The undiscounted projected operating cash inflows are determined by considering the charter revenues from existing time charters for the fixed fleet days and an estimated daily time charter equivalent for the non-fixed days (based on a combination of one year charter rates estimate and the average of the trailing 10-year historical charter rates, excluding the peak years 2007-2008, available for each type of vessel) adjusted for commissions, expected off hires due to scheduled vessels' maintenance and estimated unexpected breakdown off hires. The undiscounted projected operating cash outflows are determined by applying various assumptions regarding vessel operating expenses and scheduled vessels' maintenance.
The Company's assessment concluded that no impairment loss should be recorded as of December 31, 2016.
(m)	Dry-Docking and Special Survey Costs
The Company follows the deferral method of accounting for dry-docking costs and special survey costs whereby actual costs incurred are deferred and are amortized on a straight-line basis over the period through the expected date of the next dry-docking which is scheduled to become due in 2 to 3 years. Dry-docking costs which are not fully amortized by the next dry-docking period are expensed. In 2015, the Company changed the presentation of dry-docking and special survey costs on its consolidated statement of cash flows. Payments for dry-docking, shown as an adjustment to reconcile net income / (loss) to net cash provided by / (used in) operating activities was eliminated, and a new line "Deferred charges" under Changes in operating assets and liabilities was added to show gross additions for dry-docking and special survey costs.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

(n)	Commitments and Contingencies
Liabilities for loss contingencies, arising from claims, assessments, litigation, fines and penalties, environmental and remediation obligations and other sources are recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated.
(o)	Revenue Recognition
Voyage revenues are generated from time charters, bareboat charters and voyage charters. A time charter is a contract for the use of a vessel for a specific period of time and a specified daily charter hire rate, which is generally payable in advance. Some of the time charters also include profit sharing provisions, under which additional revenue can be realized in the event the spot rates are higher than the base rates under the time charters. A bareboat charter is a contract in which the vessel is provided to the charterer for a fixed period of time at a specified daily rate, which is generally payable in advance. Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage at a specified charter rate per ton of cargo.
Time charter revenue, including bareboat hire, is recorded over the term of the charter agreement as the service is provided and collection of the related revenue is reasonably assured. Under a time charter, revenue is adjusted for a vessel's off hire days due to major repairs, dry dockings or special or intermediate surveys. Voyage charter revenue is recognized on a pro-rata basis over the duration of the voyage, when a voyage agreement exists, the price is fixed or determinable, service is provided and the collection of the related revenue is reasonably assured. A voyage is deemed to commence upon signing the charter party or completion of previous voyage, whichever is later, and is deemed to end upon the completion of the discharge of the delivered cargo.
Deferred revenue represents cash received prior to the balance sheet date and is related to revenue applicable to periods after such date.
Charterers individually accounting for more than 10% of revenues during the years ended December 31, 2016, 2015 and 2014 were:
Customer	2016	2015	2014
A	18%	-	-
B	12%	15%	-
C		47%	-
D	-	12%	-
E	-	10%	-
F	-	-	59%
G	-	-	29%
Total	30%	84%	88%

(p)	Commissions
Commissions, which include address and brokerage commissions, are recognized in the same period as the respective charter revenues. Address commissions to third parties are included in Commissions. Brokerage commissions to third parties are included in Direct voyage expenses.
(q)	Vessel Voyage Expenses
Vessel voyage expenses primarily consist of port, canal, bunker expenses and brokerage commissions that are unique to a particular charter and are paid for by the charterer under time charter agreements and other non-specified voyage expenses.
(r)	Repairs and Maintenance
All repair and maintenance expenses, including major overhauling and underwater inspection expenses are expensed in the year incurred. Such costs are included in Vessel operating expenses.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(s)	Financing Costs
Underwriting, legal and other direct costs incurred with the issuance of long-term debt or to refinance existing debt are deferred and amortized to interest expense over the life of the related debt using the effective interest method. Unamortized fees relating to loans repaid are expensed in the period the repayment is made.
Following the early adoption of Accounting Standards Update ("ASU") 2015-03 "Interest – Imputation of Interest" to simplify the presentation of debt issuance costs, effective December 31, 2015, the Company presents unamortized deferred financing costs as a reduction of long term debt in the accompanying balance sheets.
(t)	Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized, when applicable, for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administration expenses.
Maritime Capital Shipping (HK) Limited, the Company's management office in Hong Kong, is subject to Hong Kong profits tax at a rate of 16.5% on the estimated assessable profit for the year. The estimated profits tax for the year ended December 31, 2016 is $NIL.
Seanergy Management Corp. ("Seanergy Management"), the Company's management company, established in Greece under Greek Law 89/67 (as amended to date), is subject to an annual contribution calculated on the total amount of foreign exchange annually imported and converted to Euros. The contribution to be paid in 2017 by Seanergy Management for 2016 is estimated at $42.
Pursuant to the Internal Revenue Code of the United States (the "Code"), U.S. source income from the international operations of ships is generally exempt from U.S. tax if the company operating the ships meets both of the following requirements: (a) the Company is organized in a foreign country that grants an equivalent exception to corporations organized in the United States and (b) either (i) more than 50% of the value of the Company's stock is owned, directly or indirectly, by individuals who are "residents" of the Company's country of organization or of another foreign country that grants an "equivalent exemption" to corporations organized in the United States (50% Ownership Test) or (ii) the Company's stock is "primarily and regularly traded on an established securities market" in its country of organization, in another country that grants an "equivalent exemption" to United States corporations, or in the United States (Publicly-Traded Test).
Notwithstanding the foregoing, the regulations provide, in pertinent part, that each class of the Company's stock will not be considered to be "regularly traded" on an established securities market for any taxable year in which 50% or more of the vote and value of the outstanding shares of such class are owned, actually or constructively under specified stock attribution rules, on more than half the days during the taxable year by persons who each own 5% or more of the value of such class of the Company's outstanding stock ("5 Percent Override Rule").
The Company and each of its subsidiaries did not qualify for this statutory tax exemption for the 2016 taxable year, as the Company did not meet the 50% Ownership Test requirement for 2016, whereas it did qualify for this exemption the prior two years.
The Company estimates that since no more than the 50% of its shipping income will be treated as being United States source income, the effective tax rate is expected to be 2% and accordingly it anticipates that the impact on its results of operations will not be material. Based on its U.S. source Shipping Income for 2016, 2015 and 2014, the Company is subject to U.S. federal income tax of approximately $34, $NIL and $NIL.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(u)	Stock-based Compensation
Stock-based compensation represents vested and non-vested common stock granted to directors and employees for their services as well as to non-employees. For common stock granted to directors and employees, the Company calculates stock-based compensation expense for the award based on its fair value on the grant date and recognizes it on an accelerated basis over the vesting period. For common stock granted to non-employees, the Company calculates stock-based compensation expense for the award based on its fair value at each financial reporting date and recognizes the aggregate fair value on the measurement date (i.e., the vesting date).
(v)	Earnings (Losses) per Share
Basic earnings (losses) per common share are computed by dividing net income (loss) available to Seanergy's shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (losses) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) are excluded from the calculation of diluted earnings per share.
(w)	Segment Reporting
Seanergy reports financial information and evaluates its operations by total charter revenues and not by the length of vessel employment, customer, or type of charter. As a result, management, including the chief operating decision maker, reviews operating results solely by revenue per day and operating results of the fleet and thus, Seanergy has determined that it operates under one reportable segment. Furthermore, when Seanergy charters a vessel to a charterer, the charterer is free to trade the vessel worldwide and, as a result, disclosure of geographic information is impracticable.
(x)	Financial Instruments
Derivative instruments (including certain derivative instruments embedded in other contracts) are recorded in the balance sheet as either an asset or liability measured at its fair value, with changes in the derivatives' fair value recognized currently in earnings unless specific hedge accounting criteria are met.
(y)	Fair Value Measurements
The Company follows the provisions of ASC 820 "Fair Value Measurements and Disclosures", which defines fair value and provides guidance for using fair value to measure assets and liabilities. The guidance creates a fair value hierarchy of measurement and describes fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the reporting entity transacts. In accordance with the requirements of accounting guidance relating to Fair Value Measurements, the Company classifies and discloses its assets and liabilities carried at the fair value in one of the following categories:
•	Level 1: Quoted market prices in active markets for identical assets or liabilities;
•	Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data;
•	Level 3: Unobservable inputs that are not corroborated by market data.
(z)	Troubled Debt Restructurings
A restructuring of a debt constitutes a troubled debt restructuring if the lender or creditor for economic or legal reasons related to the Company's financial difficulties grants a concession to the Company that it would not otherwise consider. Troubled debt that is fully satisfied by foreclosure, repossession, or other transfer of assets or by grant of equity securities by the Company is included in the term troubled debt restructuring and is accounted as such.
The Company, when issuing or otherwise granting an equity interest to a lender or creditor to settle fully a payable or debt, accounts for the equity interest granted at its fair value. The difference between the fair value of the equity interest granted and the carrying amount of the payable or debt settled is recognized as a gain on restructuring of payables or debt. Legal fees and other direct costs incurred in granting an equity interest to a creditor reduce the fair value of the equity interest issued. All other direct costs incurred in connection with a troubled debt restructuring are charged to expense as incurred.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
(aa)	Convertible Promissory Notes and related Beneficial Conversion Features
The convertible promissory notes are accounted in accordance with ASC 470-20 "Debt with Conversion and Other Options." The terms of each convertible promissory note included an embedded conversion feature which provided for a conversion at the option of the holder into shares of common stock at a predetermined rate.  The Company determined that the conversion features were beneficial conversion features ("BCF") pursuant to ASC 470-20. The Company considered the BCF guidance only after determining that the features did not need to be bifurcated under ASC 815 "Derivatives and Hedging" or separately accounted for under the cash conversion literature of ASC 470-20 "Debt, Debt with Conversion and Other Options".
Accounting for an embedded BCF in a convertible instrument requires that the BCF be recognized separately at issuance by allocating a portion of the proceeds equal to the intrinsic value of the BCF to additional paid-in capital, resulting in a discount on the convertible instrument. This discount is accreted from the date on which the BCF is first recognized through the stated maturity date of the convertible instrument using the effective yield method. If the intrinsic value of the BCF is greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF is limited to the amount of the proceeds allocated to the convertible instrument.
Recent accounting pronouncements
The Financial Accounting Standards Board ("FASB") issued the following amendments which clarifies the guidance in ASU No. 2014-09 and has the same effective date as the original standard: ASU No. 2016-20 Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers; ASU No. 2016-12 Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients and ASU No. 2016-11 Revenue Recognition (Topic 605) and Derivatives and Hedging (Topic 815): Rescission of SEC Guidance Because of Accounting Standards Updates 2014-09 and 2014-16 Pursuant to Staff Announcements at the March 3, 2016 EITF Meeting issued in May 2016; ASU No. 2016-10 Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing issued in April 2016; and ASU No. 2016-08 Revenue from Contracts with Customers: Principal versus Agent Considerations (Reporting Revenue Gross versus Net) issued in March 2016. On August 12, 2015, the FASB issued ASU No. 2015-14, Revenue from Contracts with Customers, which amends ASU No. 2014-09 (issued by the FASB on May 28, 2014 and which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This standard is effective for public entities with reporting periods beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The new revenue standard may be applied using either of the following transition methods: (1) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (2) a modified retrospective approach with the cumulative effect of initially adopting the standard recognized at the date of adoption (which includes additional footnote disclosures). The Company will adopt the standard in the first quarter of 2018 and preliminarily expects to use the modified retrospective method. Currently, the Company is in the process of evaluating the impact of the standard and of reviewing historical contracts to quantify the impact that the adoption of the standard will have on specific performance obligations.
In August 2014, the FASB issued ASU No. 2014-15, Presentation of Financial Statements - Going Concern, which provides guidance on management's responsibility in evaluating whether there is substantial doubt about a company's ability to continue as a going concern and on related required footnote disclosures. For each reporting period, management is required to evaluate whether there are conditions or events that raise substantial doubt about a company's ability to continue as a going concern within one year from the date the financial statements are issued. ASU 2014-15 is effective for annual reporting periods ending after December 15, 2016 and for annual and interim reporting periods thereafter. The Company has adopted the provisions of ASU 2014-15, which did not impact its results of operations, financial position or cash flows (Note 1).
In July 2015, the FASB issued ASU No. 2015-11, Inventory.  ASU 2015-11 is part of FASB Simplification Initiative. Current guidance requires an entity to measure inventory at the lower of cost or market. Market could be the replacement cost, net realizable value or net realizable value less an approximately normal profit margin. Under this Update, the entities will be required to measure inventory at the lower of cost or net realizable value. Net realizable value is defined as estimated selling prices in the ordinary course of business, less reasonably predictable costs of completion, disposal and transportation. The amendments under the Update more closely align measurement of inventory in US GAAP with the measurement of inventory in IFRS.  For public entities, the amendments of this Update are effective for fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. The amendments of this Update should be applied prospectively with early application permitted. The Company does not expect the adoption of this ASU to have a material impact on Company's results of operations, financial position or cash flows.
On January 1, 2016, the Company adopted Accounting Standards Update ("ASU") No. 2015-02 Consolidation (Topic 810): Amendments to the Consolidation Analysis effective for the fiscal year ending December 31, 2016 and interim periods within this fiscal year. The adoption of this guidance had no impact on the Company's results of operations, cash flows and net assets for any period.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
On January 1, 2016, the Company adopted ASU No. 2015-15 Interest—Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements—Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting (SEC Update) effective for the fiscal year ending December 31, 2016 and  interim periods within this fiscal year. The adoption of this guidance had no impact on the Company's results of operations, cash flows and net assets for any period.
In March 2016, the FASB issued ASU No. 2016-09, Compensation — Stock Compensation: Improvements to Employee Share-Based Payment Accounting which is intended to simplify several areas of accounting for share-based compensation arrangements, including the income tax impact, classification on the statement of cash flows and forfeitures. This standard is effective for public entities with annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted in any interim or annual period.  The Company believes that the implementation of this update will not have any material impact on its financial statements and has not elected early adoption.
In June 2016, the FASB issued ASU No. 2016-13 Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The amendments affect entities holding financial assets and net investment in leases that are not accounted for at fair value through net income. The amendments affect loans, debt securities, trade  receivables, net investments in leases, off-balance-sheet credit exposures, reinsurance receivables, and  any other financial assets not excluded from the scope that have the contractual right to receive cash. This standard is effective for public business entities that are U.S. Securities and Exchange Commission ("SEC") filers, with reporting periods beginning after December 15, 2019, including interim periods within those fiscal years. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2018. The Company is currently evaluating the impact, if any, of the adoption of this new standard.
In August 2016, the FASB issued ASU No. 2016-15 Statement of Cash Flows (Topic 230) – Classification of Certain Cash Receipts and Cash Payments which addresses the following eight specific cash flow issues with the objective of reducing the existing diversity in practice: Debt prepayment or debt extinguishment costs; settlement of zero-coupon debt instruments or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies (COLIs) (including bank-owned life insurance policies (BOLIs)); distributions received from equity method investees; beneficial interests in securitization transactions; and separately identifiable cash flows and application of the predominance principle. ASU 2016-15 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
In November 2016, the FASB issued ASU No. 2016-18 Statement of Cash Flows (Topic 230) – Restricted Cash which addresses the presentation of changes in restricted cash and restricted cash equivalents in the statement of cash flows. ASU 2016-18 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.
In January 2017, the FASB issued ASU No. 2017-01 Business Combinations (Topic 805): Clarifying the Definition of a Business which changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 is effective for fiscal years beginning after December 15, 2017 including interim periods within that reporting period, however early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its impact on its consolidated financial statements and notes disclosures.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

3.	Transactions with Related Parties:
a.	Convertible Promissory Notes:
On March 12, 2015 ("commitment date"), the Company issued an unsecured convertible promissory note of $4,000 to Jelco for general corporate purposes. The convertible note is repayable in ten consecutive semi-annual installments of $200, along with a balloon installment of $2,000 payable on the final maturity date, March 19, 2020. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco's option, the outstanding principal amount under the convertible note may be paid at any time in common shares at a conversion price of $0.90 per share. The Company has the right to defer up to three consecutive installments to the final maturity date.
The Company accounted for the issuance of the convertible promissory note in accordance with the beneficial conversion features ("BCF") guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument. As of December 31, 2015, the Company had paid the first installment, with the entire payment recorded as a reduction to Additional paid-in capital. As of December 31, 2016, the Company has deferred the installments due for payment on March 19, 2016 and September 19, 2016 to the final maturity date. The gain or loss on the extinguishment of the convertible debt instrument is the difference between the carrying amount and the consideration allocated to the debt instrument. The partial extinguishment of debt as a result of the payment is shown as a gain on extinguishment and is included under interest and finance costs – related party.
The debt movement is presented below:
	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2014	-	-	-	-
Additions	4,000	(4,000)	-	-
Amortization (Note 12)	-	-	303	303
Partial extinguishment of debt	-	-	(200)	(200)
Balance, December 31, 2015	4,000	(4,000)	103	103
Amortization (Note 12)	-	-	322	322
Balance, December 31, 2016	4,000	(4,000)	425	425

The equity movement is presented below:
Additional paid-in capital
Balance, December 31, 2014	-
Intrinsic value of BCF	4,000
Consideration allocated to repurchase BCF	(200)
Balance, December 31, 2015	3,800
Balance, December 31, 2016	3,800

On September 7, 2015 ("commitment date"), the Company issued an unsecured revolving convertible promissory note of up to $6,765 (the "Applicable Limit") to Jelco for general corporate purposes. The revolving convertible promissory note has a tenor of up to five years after the first drawdown and the Applicable Limit will be reduced by $1,000 each year after the second year following the first drawdown. The note bears interest of Libor plus a margin with quarterly interest payments. At Jelco's option, the Company's obligation to repay the principal amount under the revolving convertible note may be paid in common shares at a conversion price of $0.90 (as adjusted for the reverse stock split discussed in Note 1 above according to the terms of the convertible note) per share. The unsecured revolving convertible promissory note has been amended seven times, increasing the maximum principal amount available to be drawn to $21,165, while also increasing the amount by which the Applicable Limit will be reduced to $3,100. The Company has drawn down the entire $21,165 as of December 31, 2016.

The Company accounted for the issuance of the revolving convertible promissory note in accordance with the BCF guidance of ASC 470-20. The intrinsic value of the BCF was determined as the number of shares converted from the convertible note times the positive difference between the fair value of the stock on the commitment date and the contractual conversion price. Since the intrinsic value of the BCF at the commitment date was greater than the proceeds allocated to the convertible instrument, the amount of the discount assigned to the BCF was limited to the amount of the proceeds allocated to the convertible instrument.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

The debt movement is presented below:
	Applicable limit	Debt discount	Accumulated deficit	Debt
Balance, December 31, 2014	-	-	-	-
Additions	11,765	(11,765)	-	-
Amortization (Note 12)	-	-	31	31
Balance, December 31, 2015	11,765	(11,765)	31	31
Additions	9,400	(9,400)	-	-
Amortization (Note 12)	-	-	841	841
Balance, December 31, 2016	21,165	(21,165)	872	872

The equity movement is presented below:

Additional paid-in capital
Balance, December 31, 2014	-
Intrinsic value of BCF	11,765
Balance, December 31, 2015	11,765
Intrinsic value of BCF	9,400
Balance, December 31, 2016	21,165

b.	Loan Agreememt:
On October 4, 2016, the Company entered into a $4,150 loan facility with Jelco to finance the initial deposits for the vessels M/V Lordship and the M/V Knightship. On November 17, 2016 and November 28, 2016, the Company entered into amendments to this facility, which, among other things, increased the aggregate amount that may be borrowed under the facility to up to $12,800 (to partially finance the remaining payment for the M/V Lordship and the M/V Knightship) and extended the maturity date to the earlier of (i) February 28, 2018 and (ii) the date falling 14 months from the final drawdown date. The maturity date may be extended, at the Company's option, to the earlier of (i) February 28, 2019 and (ii) the date falling 26 months from the final drawdown date. The facility bears interest at LIBOR plus a margin and is repayable in one bullet payment together with accrued interest thereon to the maturity date. The margin may be decreased by 2% upon a $5,000 prepayment by the Company or increased by 1.5% if the maturity date is extended in accordance with the terms of the facility. The facility further provides that the Company is required to prepay Jelco (i) in the event of a public offering by the Company of Seanergy Maritime Holdings Corp's securities, an amount equal to 25 percent of the net offering proceeds and (ii) $1,900 upon the delivery of the M/V Knightship. Seanergy Maritime Holdings Corp. is the borrower under this facility. The facility is secured by second priority mortgages and general assignments covering earnings, insurances and requisition compensation on the M/V Lordship and the M/V Knightship, and the vessel owning subsidiaries that own the M/V Lordship and the M/V Knightship have provided a guarantee to Jelco for Seanergy Maritime Holdings Corp.'s obligations under this facility. On December 14, 2016, following the delivery of M/V Knightship on December 13, 2016, the company prepaid Jelco $1,900 in accordance with the facility provisions. Additionally, on December 14, 2016, following the completion of the Company's public offering of 10,000,000 of its common shares on December 13, 2016 (Note 11), the company prepaid Jelco $5,000 in accordance with the facility provisions. The $5,000 comprised of (i) $3,430 mandatory prepayment as per the 25 percent of the then estimated net offering proceeds provision described above and (ii) $1,570 voluntary prepayment. As a result of the $5,000 prepayment, the margin was reduced by 2% to 7%. The balance sheet amount is shown net of deferred financing costs.
On March 28, 2017, the Company entered into a secured loan agreement with Jelco, or the Jelco Backstop Facility, for an amount of up to $47,500 (Note 15).

c.	Release from related parties liabilities:
On March 5, 2014, the Company entered into an agreement with Enterprises Shipping and Trading SA ("EST") and Safbulk Pty Ltd ("Safbulk Pty"), both affiliates, in exchange of a full and complete release of all their claims upon the completion of the delivery of the then last four remaining vessels and settlement agreement with its then remaining lender.  The transaction was completed successfully on March 11, 2014 and total liabilities amounting to approximately $9,819 were released and recorded in additional paid-in capital.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

d.	Technical Management Agreement:
A management agreement had been signed between the Company and EST for the provision of technical management services relating to certain vessels previously owned by Seanergy. The fixed daily fee per vessel for the year ended December 31, 2014 was $0.45. The technical management agreement was automatically terminated with the sale of Seanergy's fleet in March 2014 and EST has released the Company from all its claims relating thereto.
The related expense for the years ended December 31, 2016, 2015 and 2014, amounted to $NIL, $NIL and $122, respectively, and is included under management fees - related party.

e.	Brokerage Agreement:
Under the terms of the brokerage agreements, Safbulk Pty and Safbulk Maritime S.A., both affiliates, together referred to as "Safbulk," provided commercial brokerage services for certain vessels previously owned under the Company's fleet in accordance with the instructions of Seanergy Management. Safbulk was entitled to receive a commission of 1.25% calculated on the collected gross hire/freight/demurrage payable when such amounts were collected. The brokerage agreements were automatically terminated with the sale of Seanergy's fleet in March 2014 and Safbulk has released the Company from all its claims relating thereto.
The fees charged by Safbulk amounted to $NIL, $NIL and $24 for the years ended December 31, 2016, 2015 and 2014, respectively, and are separately reflected as voyage expenses — related party.
f.	Property Lease Agreement:
Until March 15, 2015, the Company's executive offices were at premises leased from Waterfront S.A., a company affiliated with a member of the Restis family. On March 16, 2015, the Company relocated its executive offices to premises owned by an unaffiliated third party.
The rent charged by Waterfront S.A. for the years ended December 31, 2016, 2015 and 2014, amounted to $NIL, $70 and $309, respectively, and is included under general and administration expenses - related party.
4.	Inventories:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2016	December 31, 2015
Lubricants	553	739
Bunkers	3,496	2,241
Total	4,049	2,980

5.	Other Current Assets:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2016	December 31, 2015

Prepaid expenses	684	476
Insurance claims	-	14
Other	405	167
Total	1,089	657

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

6.	Vessels, Net:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2016	December 31, 2015
Cost:
Beginning balance	201,684	-
- Additions	40,778	201,684
Ending balance	242,462	201,684

Accumulated depreciation:
Beginning balance	(1,844)	-
- Additions	(8,509)	(1,844)
Ending balance	(10,353)	(1,844)

Net book value	232,109	199,840

All vessels are mortgaged to secured loans (Notes 3 and 7).
On September 26, 2016, the Company entered into separate agreements with an unaffiliated third party for the purchase of two second hand Capesize vessels for a gross purchase price of $20,750 per vessel. On November 30, 2016, the Company acquired the first of the two vessels, the 2010 Capesize, 178,838 DWT vessel M/V Lordship. The vessel is being chartered by Oldendorff Carriers GMBH & CiE under her previous ownership for a period of 11 to 13 months at an index-linked rate plus 6% and is expected to be redelivered to the Company between May 2017 and July 2017. On December 13, 2016, the Company acquired the second of the two vessels, the 2010 Capesize, 178,978 DWT vessel M/V Knightship. The vessels were financed through the loan facility with Northern Shipping Fund III LP, or NSF (Note 7), through the loan facility with Jelco (Note 3) and by cash on hand.

7.	Long-Term Debt:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2016	December 31, 2015
Secured loan facilities	210,130	178,447
Less: Deferred financing costs	(1,332)	(942)
Total	208,798	177,505
Less - current portion	(10,301)	(718)
Long-term portion	198,497	176,787

Secured credit facilities
On March 6, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $8,750. The loan was used to partially finance the acquisition of the M/V Leadership. On March 17, 2015, the Company drew down the $8,750. The loan bears interest of Libor plus a margin of 3.75% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period. The Company has paid the first seven installments as of December 31, 2016. On December 23, 2015, the Company amended the loan agreement with Alpha Bank A.E. in order to amend certain of financial definitions. On July 28, 2016, the Company further amended the loan agreement with Alpha Bank A.E. in order to defer part of the next four installments to the final maturity date. The outstanding loan balance as of December 31, 2016 is repayable in consecutive quarterly installments, the first two installments being $100 each and the next eleven quarterly installments being $250 each, along with a balloon installment of $4,550 payable on the final maturity date, March 17, 2020.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On September 1, 2015, the Company entered into a loan agreement with HSH Nordbank AG, for a secured loan facility in an amount of $44,430. The loan was used to pay for the acquisition of the vessels M/V Geniuship and M/V Gloriuship. The loan was available in two advances, each advance comprised of two tranches. On October 13, 2015, the Company drew the first advance of $27,597 in order to finance the acquisition of the M/V Geniuship. On November 3, 2015, the Company drew the second advance of $16,833 in order to finance the acquisition of the M/V Gloriuship. The loan is repayable in twelve consecutive quarterly installments commencing on September 30, 2017, the first three installments being approximately $1,049 each, the fourth installment being approximately $4,050, the next eight installments being approximately $1,049 each, along with a balloon installment of $28,837 payable on the final maturity date, June 30, 2020. The loan bears interest of Libor plus margins between 3.25% and 3.6% with quarterly interest payments. The loan facility is secured by a first priority mortgage over the two vessels. On May 16, 2016, the Company entered into a supplemental letter to the senior secured loan facility with HSH Nordbank AG. Effective as of March 1, 2016, the supplemental letter has deferred certain prepayments to June 30, 2018.
On September 11, 2015, the Company entered into a facility agreement with UniCredit Bank AG, for a secured loan facility in an amount of $52,705. The loan was made available in three tranches to partially finance the acquisition of the vessels M/V Premiership, M/V Gladiatorship and M/V Guardianship. On September 11, 2015, the Company drew the first tranche of $25,420 in order to partly finance the acquisition of the M/V Premiership. On September 29, 2015, the Company drew the second tranche of $13,643 in order to partly finance the acquisition of the M/V Gladiatorship. On October 21, 2015, the Company drew the third tranche of $13,642 in order to partly finance the acquisition of the M/V Guardianship. The loan is repayable in fifteen consecutive quarterly installments being $1,552 each, commencing on June 26, 2017, along with a balloon installment of $29,425 payable on the final maturity date, December 28, 2020. The loan bears interest of Libor plus a margin of 3.20% if the value to loan ratio is lower than 125%, 3.00% if the value to loan ratio is between 125% and 166.67% and 2.75% if the value to loan is higher than 166.67% with quarterly interest payments. The loan bore a commitment fee of 1.00% calculated on the balance of the undrawn loan amount and amounted to $22. The loan is secured by a first priority mortgage over the three vessels. On June 3, 2016, the Company entered into a supplemental letter in order to split the margin into a cash portion and a capitalized portion. The capitalized portion of the margin will be repaid in full by June 30, 2017. The capitalized amount as of December 31, 2016 amounted to $333. In addition, the application of certain covenants is deferred to at least June 30, 2017. On July 29, 2016, the Company further entered into a supplemental letter pursuant to which effective as of December 11, 2015, the requirement for Seanergy Maritime Holdings Corp., as guarantor, to maintain liquidity in a specified amount is delayed until July 1, 2017.
On November 4, 2015, the Company entered into a loan agreement with Alpha Bank A.E., for a secured loan facility in an amount of $33,750. The loan was used to partially finance the acquisition of the M/V Squireship. On November 10, 2015, the Company drew down the $33,750. The loan is repayable in sixteen consecutive quarterly installments being approximately $844 each, commencing on February 12, 2018, along with a balloon installment of $20,250 payable on the final maturity date, November 10, 2021. The loan bears interest of Libor plus a margin of 3.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel. The facility places a restriction on the Company's ability to distribute dividends to its shareholders. The amount of the dividends so declared shall not exceed 50% of Seanergy's net income except in case the cash and marketable securities are equal or greater than the amount required to meet Seanergy's consolidated installment and debt interest payments for the following eighteen-month period. On July 28, 2016, the Company further amended the loan agreement in order to defer certain liquidity covenants to July 1, 2017 and to also waive any event of non-compliance with such covenant that occurred post December 31, 2015.
On December 2, 2015, the Company entered into a facility agreement with Natixis, for a secured loan facility in an amount of $39,412. The loan was used to partially finance the acquisition of the M/V Championship. On December 7, 2015, the Company drew down the $39,412. The loan is repayable in fifteen consecutive quarterly installments being $985 each, commencing on June 30, 2017, along with a balloon installment of $24,637 payable on the final maturity date, February 26, 2021. The loan bears interest of Libor plus a margin of 2.50% with quarterly interest payments. The loan is secured by a first priority mortgage over the vessel.
The borrowers under each of the above five facilities are the applicable vessel owning subsidiaries, and all of the above five facilities are guaranteed by Seanergy Maritime Holdings Corp.
On November 28, 2016, the Company entered into a $32,000 secured term loan facility with NSF to partly finance the acquisition of the two second hand Capesize vessels M/V Lordship and M/V Knightship (Note 6). The facility bears interest at 11% per annum, which is payable quarterly, and the principal is repayable in four consecutive quarterly installments of $900 each, commencing on March 31, 2019 and a final payment of $28,400 due on December 31, 2019 (initial termination date). The facility may be extended twice so that the final termination date shall never extend beyond the date falling on the fifth anniversary of the final drawdown date. The option to extend the facility for up to another two years from the initial termination date is subject to an extension fee of 1.75% per extended year of each relevant loan outstanding amount. The borrowers must maintain restricted deposits of $1,500, each, as prepaid interest to be applied equally against the first eight quarterly interest payments of the facility. As of December 13, 2016, the Company had drawn down the entire $32,000. The borrowers under the NSF facility are the applicable vessel owning subsidiaries.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
The annual principal payments required to be made after December 31, 2016 are as follows:

Year ended December 31,	Amount
2017	10,743
2018	21,721
2019	50,721
2020	78,683
2021	48,262
Total	210,130

8.	Trade Accounts and Other Payables:
The amounts in the accompanying consolidated balance sheets are analyzed as follows:
	December 31, 2016	December 31, 2015
Creditors	6,146	5,710
Insurances	23	162
Other	181	107
Total	6,350	5,979

9.	Financial Instruments:
(a)	Significant Risks and Uncertainties, including Business and Credit Concentration
The Company places its temporary cash investments, consisting mostly of deposits, primarily with high credit qualified financial institutions. The Company performs periodic evaluations of the relative credit standing of those financial institutions that are considered in the Company's investment strategy. The Company limits its credit risk with accounts receivable by performing ongoing credit evaluations of its customers' financial condition and generally does not require collateral for its accounts receivable and does not have any agreements to mitigate credit risk.
(b)	Interest Rate Risk
Fair Value of Financial Instruments
The fair values of the financial instruments shown in the consolidated balance sheets as of December 31, 2016 and 2015, represent management's best estimate of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company's own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.
The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

a.
Cash and cash equivalents, restricted cash, accounts receivable trade, other current assets and trade accounts and other payables: the carrying amounts approximate fair value because of the short maturity of these instruments. The carrying value approximates the fair market value for interest bearing cash classified as restricted cash, non-current.

b.
Long-term debt: The carrying value of long-term debt with variable interest rates approximates the fair market value as the long-term debt bears interest at floating interest rate. The fair value of fixed interest long-term debt is estimated using prevailing market rates as of the period end. The Company believes the terms of its fixed interest long-term debt are similar to those that could be procured as of December 31, 2016, and the carrying value approximates the fair market value. The fair value of the fixed interest long-term debt has been obtained through Level 2 inputs of the fair value hierarchy which includes observable inputs other than quoted prices included in Level 1.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)
10.	Commitments and Contingencies:
Various claims, lawsuits, and complaints, including those involving government regulations and product liability, arise in the ordinary course of the shipping business. In addition, losses may arise from disputes with charterers, agents, insurance and other claims with suppliers relating to the operations of the Company's vessels. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements.
The Company accrues for the cost of environmental liabilities when management becomes aware that a liability is probable and is able to reasonably estimate the probable exposure. Currently, management is not aware of any such claims or contingent liabilities, which should be disclosed, or for which a provision should be established in the accompanying consolidated financial statements. The Company is covered for liabilities associated with the individual vessels' actions to the maximum limits as provided by Protection and Indemnity (P&I) Clubs, members of the International Group of P&I Clubs.
11.	Capital Structure:
(a)  Common Stock
On March 12, 2015, the Company entered into a share purchase agreement under which the Company sold 5,000,100 of its common shares to Jelco for $4,500. The common shares were sold at a price of $0.90 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the adjusted book value method. On March 16, 2015, the Company completed the equity injection plan with the abovementioned entity. The shares to the entity were issued on March 18, 2015.
On March 12, 2015, the Company entered into a share purchase agreement under which the Company sold 333,400 of its common shares to its Chief Executive Officer, or CEO, for $300. The common shares were sold at a price of $0.90 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the adjusted book value method. On March 16, 2015, the Company completed the equity injection plan with the abovementioned entity. The shares to the CEO were issued on March 18, 2015. The funds were contributed for general corporate purposes.
On September 7, 2015, the Company entered into a share purchase agreement under which the Company sold 10,022,240 of its common shares in three tranches to Jelco for $9,020. The common shares were sold at a price of $0.90 per share. The Company's Board of Directors obtained a fairness opinion from an independent third party for the share price. The price was determined using the capital market multiples and the discounted cash flow methods. On September 11, 2015, the first tranche of $3,501 was contributed in exchange for 3,889,980 common shares of the Company, which were issued on September 11, 2015. On September 29, 2015, the second tranche of $2,390 was contributed in exchange for 2,655,740 common shares of the Company, which were issued on September 29, 2015. On October 21, 2015, the third tranche of $3,129 was contributed in exchange for 3,476,520 common shares of the Company, which shares were issued on October 21, 2015. The transaction was approved by an independent committee of the Company's Board of Directors.
The purchasers of all above issued shares have received customary registration rights.
On January 8, 2016, the Company effected a one-for-five reverse stock split of the Company's issued common stock (Note 1). The reverse stock split ratio and the implementation and timing of the reverse stock split were determined by the Company's Board of Directors. The reverse stock split did not change the authorized number of shares or par value of the Company's common stock or preferred stock, but did effect a proportionate adjustment to the number of shares of common stock issuable upon the vesting of restricted stock awards, and the number of shares of common stock eligible for issuance under the Plan. All applicable outstanding equity awards discussed below have been adjusted retroactively for the one-for-five reverse stock split.
On August 5, 2016, the Company entered into a securities purchase agreement with an unaffiliated third party, which is an institutional investor, under which the Company sold 1,180,000 of its common shares in a registered direct offering at a price of $4.15 per share. On August 10, 2016, the Company completed the registered direct offering for net proceeds of approximately $4,080. The net proceeds of this offering were used for general corporate purposes.
On November 18, 2016, the Company entered into a securities purchase agreement with unaffiliated third parties, which are institutional investors, under which the Company sold 1,305,000 of its common shares in a registered direct offering at a price of $2.75 per share. On November 23, 2016, the Company completed the registered direct offering for net proceeds of approximately $3,210, which proceeds were used for general corporate purposes, including funding of vessel acquisitions.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

On December 13, 2016, the Company completed its public offering of 10,000,000 of its common shares and 10,000,000 class A warrants to purchase an aggregate of 10,000,000 common shares of the Company, at a combined price of $1.50 per share and class A warrant. The offering was in connection with the Company's form F-1 filed with the SEC on October 28, 2016, which was further amended on November 29, 2016, December 5, 2016, December 6, 2016 and December 8, 2016. The net proceeds were approximately $13,081, which proceeds were used to prepay $6,900 of the Jelco loan facility (Note 3b) and will be used for general corporate purposes, including funding of vessel acquisitions.
On December 21, 2016, the Company completed the sale of an additional 1,300,000 of its common shares and 1,500,000 class A warrants to purchase 1,500,000 common shares of the Company, at a price of $1.49 per share and $0.01 per class A warrant, respectively, pursuant to the exercise of the over-allotment option granted to the underwriters in the Company's public offering that closed on December 13, 2016. The net proceeds were approximately $1,775, which proceeds will be used for general corporate purposes, including funding of vessel acquisitions.
(b)  Warrants
On December 13, 2016, in connection with the public offering of December 13, 2016, the Company granted 10,000,000 class A warrants with an exercise price of $2.00 each. In connection with the offering, the Company also issued the representative of the underwriters a warrant ("Warrant I)" to purchase 500,000 of its common shares ("Warrant Shares"). The purchase price of one Warrant Share, which will be received by the Company, is equal to $1.875. Exercise of the purchase rights represented by Warrant I may be made, in whole or in part. The class A warrants were approved for listing on the Nasdaq Capital Market and trade under the ticker symbol "SHIPW" beginning on December 8, 2016. The class A warrants are immediately exercisable and expire on December 13, 2021. The Warrant I is exercisable beginning June 6, 2017 and expires on December 7, 2019. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the class A warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to class A warrant agreement. Similarly, if and only if an effective registration statement covering the issuance of the common shares under Warrant I is not available, the Warrant I may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the representative's warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to representative's warrant agreement. The Company may call the class A warrants for cancellation upon ten trading days prior written notice commencing thirteen months after issuance, subject to certain conditions, including the volume weighted average price of the Company's common shares exceeding $7.00 for a period of ten consecutive trading days.
On December 21, 2016, in connection with the exercise of the over-allotment option granted to the underwriters in the public offering of December 13, 2016, the Company granted an additional 1,500,000 class A warrants at a price of $0.01 per class A warrant with an exercise price of $2.00 each. In connection with the offering, the Company also issued the representative of the underwriters a warrant ("Warrant II)" to purchase 65,000 of its common shares ("Warrant Shares"). The purchase price of one Warrant Share, which will be received by the Company, is equal to $1.875. Exercise of the purchase rights represented by Warrant II may be made, in whole or in part. The class A warrants are immediately exercisable and expire on December 13, 2021. If and only if an effective registration statement covering the issuance of the common shares under the class A warrants is not available, the class A warrants may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the class A warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to class A warrant agreement. Similarly, if and only if an effective registration statement covering the issuance of the common shares under Warrant I is not available, the Warrant I may be exercised, at the holder's option, pursuant to the "cashless exercise" clause of the representative's warrant agreement. Under the "cashless exercise", the holder will receive a net number of common shares determined according to representative's warrant agreement. The Warrant II is exercisable beginning June 6, 2017 and expires on December 7, 2019.
No expenses were recorded in connection with these warrants which were classified in equity.
As of December 31, 2016, the Company had outstanding warrants, including both the class A warrants and Warrant I and Warrant II issued to the representative of the underwriters, exercisable to purchase an aggregate of 12,065,000 shares of Seanergy's common shares.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

12.	Interest and Finance Costs:
Interest and finance costs are analyzed as follows:
	Year ended December 31,
	2016	2015	2014
Interest on long-term debt	6,943	1,353	811
Interest on revolving credit facility	-	-	396
Amortization of debt issuance costs	265	72	-
Arrangement fees on undrawn facilities	-	-	246
Other	27	35	10
Total	7,235	1,460	1,463

Interest and finance costs-related party are analyzed as follows:
	Year ended December 31,
	2016	2015	2014
Interest on long-term debt - related party	155	-	-
Convertible notes interest expense	1,298	265	-
Convertible notes amortization of debt discount	1,163	334	-
Gain on extinguishment of convertible notes	-	(200)	-
Total	2,616	399	-

13.	Earnings (Losses) per Share:
The calculation of net earnings per common share is summarized below:
	For the years ended December 31,
	2016	2015	2014
Basic:
Net (loss) / income	(24,623)	(8,956)	80,348

Weighted average common shares outstanding – basic	20,553,007	10,773,404	2,672,945
Net (loss) / income per common share – basic	$(1.20)	$(0.83)	$30.06

Diluted:
Net (loss) / income	(24,623)	(8,956)	80,348

Weighted average common shares outstanding – basic	20,553,007	10,773,404	2,672,945
Non-vested equity incentive shares	-	-	5
Weighted average common shares outstanding – diluted	20,553,007	10,773,404	2,672,950

Net (loss) / income per common share – diluted	$(1.20)	$(0.83)	$30.06

As of December 31, 2016, 2015 and 2014, securities that could potentially dilute basic EPS in the future that were not included in the computation of diluted EPS, because to do so would have anti-dilutive effect, as mentioned above are:
	2016	2015	2014
Non-vested equity incentive plan shares (Note 14)	652,700	152,000	-
Convertible promissory note shares (Note 3)	27,738,890	17,294,444	-
Public shares under warrants (Note 11)	12,065,000	-	-
Private shares under warrants	-	-	15,185
Total	40,456,590	17,446,444	15,185

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

14.	Equity Incentive Plan:
On December 15, 2016, the Compensation Committee granted an aggregate of 772,800 restricted shares of common shares, pursuant to the 2011 Equity Incentive Plan. Of the total 772,800 shares, 274,800 shares were granted to Seanergy's board of directors, 448,000 shares were granted to certain of Seanergy's other employees and 50,000 shares were granted to the sole director of the Company's commercial manager, a non-employee. As of December 31, 2016, 45,534 shares remained reserved for issuance under the Company's Equity Incentive Plan.

Restricted shares during 2016, 2015 and 2014 is analyzed as follows:

	Number of Shares	Weighted Average Grant Date Price
Outstanding at December 31, 2013	219	$66.40
Granted	-	-
Vested	(219)	66.40
Outstanding at December 31, 2014	-	$-
Granted	189,000	3.70
Vested	(37,000)	3.70
Outstanding at December 31, 2015	152,000	$3.70
Granted	772,800	1.30
Vested	(264,100)	1.69
Forfeited	(8,000)	3.70
Outstanding at December 31, 2016	652,700	$1.67

The fair value of the restricted shares has been determined with reference to the closing price of the Company's common share on the date the agreements were signed. The aggregate compensation cost is being recognized ratably in the consolidated statement of income/(loss) over the respective vesting periods. The related expense for shares granted to Seanergy's board of directors and certain of its employees for the years ended December 31, 2016, 2015 and 2014, amounted to $604, $178 and $NIL, respectively, and is included under general and administration expenses. The unrecognized cost for the non-vested shares granted to Seanergy's board of directors and certain of its employees as of December 31, 2016 and 2015 amounted to $833 and $521, respectively. The related expense for shares granted to non-employees for the years ended December 31, 2016, 2015 and 2014, amounted to $20, $NIL and $NIL, respectively, and is included under direct voyage expenses. At December 31, 2016, the weighted-average period over which the total compensation cost related to non-vested awards granted to Seanergy's board of directors and its other employees not yet recognized is expected to be recognized is 2.54 years.

15.	Subsequent Events:
The Company has evaluated subsequent events that occurred after the balance sheet date but before the issuance of these consolidated financial statements and, where it was deemed necessary, appropriate disclosures have been made.
a)
On February 3, 2017, the Company entered into an Equity Distribution Agreement with Maxim Group LLC, or "Maxim", as sales agent, under which the Company may offer and sell, from time to time through Maxim up to $20,000 of its common shares. The Company will determine, at its sole discretion, the timing and number of shares to be sold pursuant to the Equity Distribution Agreement along with any minimum price below which sales may not be made.  Maxim will make any sales pursuant to the Equity Distribution Agreement using its commercially reasonable efforts consistent with its normal trading and sales practices. Sales of common shares, if any, may be made by means of ordinary brokers' transactions on the Nasdaq Capital Market, in negotiated transactions or transactions that are deemed to be "at the market" offerings as defined in Rule 415 under the Securities Act of 1933, as amended, including sales made to or through a market maker other than on an exchange, at prices related to the prevailing market prices or at negotiated prices. As of April 3, 2017, the Company has sold 2,019,675 of its common shares for aggregate net proceeds of $1,873 in connection with this public at-the-market offering. Maxim has received aggregate compensation for such sales of $66.

b)
On March 7, 2017, the Company and one of its vessel-owning subsidiaries entered into a supplemental and a settlement agreement with Natixis to the secured term loan facility dated December 2, 2015.  Under the terms of the supplemental agreement the secured term loan will now be repayable in four installments: $2,000 due April 28, 2017, $2,000 due June 30, 2017, $3,000 due September 29, 2017, and $32,412 due May 2, 2018.  In addition, the supplemental agreement waives the application of the minimum required security cover requirement and all the financial covenant requirements under the secured term loan facility until the termination date of the loan, which is May 2, 2018. Under the terms of the settlement agreement, the Company has an option, until September 29, 2017, to satisfy the full amount of the facility by making a prepayment of $28,000, which includes any payments made in connection with the first three installment payments.  Upon such prepayment, the facility will be deemed satisfied in full.

Seanergy Maritime Holdings Corp.
Notes To The Consolidated Financial Statements
(All amounts in footnotes in thousands of US Dollars, except for share and per share and warrants data, unless otherwise stated)

c)	Subsequent to year end the Company has entered into agreements with some of its senior lenders for the waiver and deferral of the application date of certain major financial covenants, as follows:
•
The Company reached an agreement with Alpha Bank A.E. with respect to the loan facility dated November 4, 2015, to defer from January 1, 2018, to April 1, 2018, of the security requirement that the market value of M/V Squireship plus any additional security to the total facility outstanding shall not be less than 125%.

•
The Company reached an agreement with HSH Nordbank AG with respect to the loan facility dated September 1, 2015, and related guarantee to (i) defer from October 1, 2017, to May 1, 2018, the security coverage requirement that the market value of M/V Geniuship and M/V Gloriuship plus any additional security to total facility outstanding and any Swap Exposure, as defined in the loan facility) not be less than 120%, (ii) defer from December 31, 2017, to June 30, 2018, the requirement that the Company, on a consolidated basis, maintains a percentage ratio of total liabilities (excluding any shareholders' convertible notes) to total assets (less any activated goodwill) that does not exceed 75% and (iii) defer from the quarter ending December 31, 2017, to the quarter ended June 30, 2018, of the requirement that the Company maintains a ratio of earnings before interest, taxes, depreciation and amortization ("EBITDA"), excluding any gains and losses on the disposal of subsidiaries or vessels and impairments on goodwill and vessels, to interest payments that is not less than 2:1.

•
The Company reached an agreement with Unicredit Bank AG with respect to the loan facility dated September 11, 2015, to (i) defer from June 30, 2017, to May 1, 2018, the security coverage requirement that the market value of M/V Premiership, M/V Gladiatorship and M/V Guardianship plus any additional security to total facility outstanding and the cost, if any, of terminating any transactions entered into under the Hedging Agreement (as defined in the loan facility) shall not be less than 120%, (ii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a leverage ratio (as defined in the loan facility) that does not exceed 75%, and (iii) defer from September 30, 2017, to June 30, 2018, the requirement that the Company maintain a ratio of EBITDA to net interest expense (as defined in the loan facility) that is not less than 2:1.

d)
On March 22, 2017, the Company extended the M/V Lordship's present time charter contract with Oldendorff Carriers GMBH & CiE for a period of about eighteen to twenty-two months at an index-linked rate based on 5 T/C route Baltic Capesize Index. The new charter period is expected to commence in May 2017.

e)
On March 17, 2017, the Company deferred a $200 installment due under the convertible note issued to Jelco on March 2015 to the final maturity date. This was the third such installment that was deferred to the final maturity date under this Jelco note.

f)
On March 28, 2017, the Company entered into an agreement with an unaffiliated third party for the purchase of a secondhand Capesize vessel, at a gross purchase price of $32,650. The vessel is expected to be delivered until the end of May 2017. A deposit of $3,265 was paid by cash in hand on March 30, 2017.

g)
On March 28, 2017, the Company entered into a $47,500 secured loan agreement with Jelco.  Under the terms of this agreement, Jelco will make available this facility to the Company, in the event that the Company is not able to secure third party financing to partially fund the Natixis settlement agreement, as well as the balance purchase price of the 2012-built vessel that the Company agreed to purchase on March 28, 2017. Specifically, Jelco will make available an advance of up to $18,000 to partly refinance the Natixis settlement agreement and an advance of up to $29,500 to partly finance the new vessel acquisition. Each advance will be available up to the earlier of (i) May 2, 2018 and (ii) the date on which each advance is fully borrowed, cancelled or terminated. However, advances are subject to the satisfaction of certain customary conditions precedent as well as obtaining an independent third party fairness opinion for resetting the conversion price to be included in an amendment to the convertible promissory note dated September 7, 2015, issued by the Company to Jelco, and such conversion price to be amended to the lower of (i) the conversion price as defined in the note and (ii) a price determined by an independent third party that is determined to be fair to all the Company's shareholders. The facility bears interest at 3-month LIBOR plus a 7% margin. The loan is payable in one bullet payment and the repayment date is fourteen months from the final drawdown date. The facility will be secured by a first preferred mortgage of the M/V Championship and the new vessel that the Company agreed to acquire and a general assignment to cover earnings, insurances, charter parties and requisition compensation and technical and commercial managers' undertakings. The vessel owning subsidiaries that own the M/V Championship and the new vessel that the Company has agreed to acquire will provide a guarantee to Jelco for Seanergy's obligations under the facility.

h)
On March 28, 2017, the Company entered into the eighth amendment to the convertible note issued to Jelco in September 2015. According to the amendment, the applicable limit reduction of $3,100 due in September 2017 has been deferred to the note's maturity date in September 2020.